Exhibit 99.1
EXECUTION VERSION

GOLDCORP INC.
AND
WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Trustee
INDENTURE
Dated as of June 5, 2009
2.00% Convertible Senior Notes due 2014

TABLE OF CONTENTS

Page
ARTICLE 1
Definitions; Interpretations

Section 1.01. Definitions	2
Section 1.02. References to Interest	15
Section 1.03. References to Additional Amounts	15

ARTICLE 2
Issue, Description, Execution, Registration and Exchange of Notes

Section 2.01. Designation and Amount	16
Section 2.02. Form of Notes	16
Section 2.03. Date and Denomination of Notes; Payments of Interest	17
Section 2.04. Execution, Authentication and Delivery of Notes	18
Section 2.05. Exchange and Registration of Transfer of Notes; Restrictions on Transfer; Depositary; Automatic Exchange	19
Section 2.06. Mutilated, Destroyed, Lost or Stolen Notes	26
Section 2.07. Temporary Notes	27
Section 2.08. Cancellation of Notes Paid, Etc	28
Section 2.09. CUSIP Numbers	28
Section 2.10. Additional Notes; Purchases	28

ARTICLE 3
[intentionally Omitted]

ARTICLE 4
Satisfaction and Discharge

Section 4.01. Satisfaction and Discharge	29

ARTICLE 5
Particular Covenants of the Company

Section 5.01. Payment of Principal and Interest	29
Section 5.02. Maintenance of Office or Agency	30
Section 5.03. Appointments to Fill Vacancies in Trustee’s Office	30
Section 5.04. Provisions as to Paying Agent	30
Section 5.05. Existence	32
Section 5.06. Rule 144A Information Requirement and Annual Reports	32
Section 5.07. Stay, Extension and Usury Laws	33
Section 5.08. Compliance Certificate; Statements as to Defaults	33

i

Page
ARTICLE 10
[Intentionally Omitted]

ARTICLE 11
Supplemental Indentures

Section 11.01. Supplemental Indentures Without Consent of Noteholders	53
Section 11.02. Supplemental Indentures with Consent of Noteholders	54
Section 11.03. Effect of Supplemental Indentures	55
Section 11.04. Notation on Notes	56
Section 11.05. Evidence of Compliance of Supplemental Indenture to Be Furnished Trustee	56

ARTICLE 12
Consolidation, Merger, Sale, Conveyance and Lease

Section 12.01. Company May Consolidate, Etc. on Certain Terms	56
Section 12.02. Successor Entity to Be Substituted	57
Section 12.03. Opinion of Counsel to Be Given Trustee	57

ARTICLE 13
Immunity of Incorporators, Shareholders, Officers and Directors

Section 13.01. Indenture and Notes Solely Corporate Obligations	58

ARTICLE 14
Special Interest

Section 14.01. Special Interest	58

ARTICLE 15
Conversion of Notes

Section 15.01. Conversion Privilege	60
Section 15.02. Conversion Procedure	63
Section 15.03. Increased Conversion Rate Applicable to Certain Notes Surrendered in Connection with Make-Whole Fundamental Changes	68
Section 15.04. Adjustment of Conversion Rate	70
Section 15.05. Shares to Be Fully Paid	80
Section 15.06. Effect of Reclassification, Consolidation, Merger or Sale	81
Section 15.07. Certain Covenants	84
Section 15.08. Responsibility of Trustee	84
Section 15.09. Notice to Holders Prior to Certain Actions	85
Section 15.10. Shareholder Rights Plans	86

INDENTURE dated as of June 5, 2009 between Goldcorp Inc., an Ontario corporation, as issuer (hereinafter sometimes called the “Company”, as more fully set forth in Section 1.01) and Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States of America, as trustee (hereinafter sometimes called the “Trustee”, as more fully set forth in Section 1.01).
W I T N E S S E T H:
WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issue of its 2.00% Convertible Senior Notes due 2014 (hereinafter sometimes called the “Notes”), initially in an aggregate principal amount of $862,500,000, and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and
WHEREAS, the Form of Note, the certificate of authentication to be borne by each Note, the Form of Notice of Conversion, the Form of Fundamental Change Purchase Acceptance Notice, the Form of Changes in Canadian Tax Law Purchase Acceptance Notice and the Form of Assignment and Transfer to be borne by the Notes are to be substantially in the forms hereinafter provided; and
WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Indenture provided, the valid, binding and legal obligations of the Company, and to constitute these presents a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issue hereunder of the Notes have in all respects been duly authorized.
NOW, THEREFORE, THIS INDENTURE WITNESSETH:
That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective holders from time to time of the Notes (except as otherwise provided below), as follows:

ARTICLE 1
Definitions; Interpretations
Section 1.01. Definitions. The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. All other terms used in this Indenture that are defined in the Trust Indenture Act or that are by reference therein defined in the Securities Act (except as herein otherwise expressly provided or unless the context otherwise requires) shall have the meanings assigned to such terms in said Trust Indenture Act and in said Securities Act as in force at the date of the execution of this Indenture. The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular. Unless otherwise noted, references to “U.S. Dollars” or “$” shall mean the currency of the United States.
“Additional Amounts” shall have the meaning specified in Section 18.01(a).
“Additional Shares” shall have the meaning specified in Section 15.03(a).
“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“Applicable Period” shall have the meaning specified in Section 15.04(d).
“Automatic Exchange” shall have the meaning specified in Section 2.05(g).
“Automatic Exchange Date” shall have the meaning specified in Section 2.05(g).
“Bid Solicitation Agent” means the financial institution appointed by the Company to solicit bids for the Trading Price of the Notes in accordance with Section 15.01(b)(i). The Company shall initially act as the Bid Solicitation Agent.
“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.
“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors, and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which the banking institutions in any of The City of New York, Toronto, Canada or Vancouver, Canada are authorized or obligated by law or executive order to close or be closed.
“Calendar Quarter” means a calendar quarter of any calendar year.
“Canadian Securities Laws” means the securities laws, rules, regulations and written policy statements of any province or territory of Canada, as the same may be amended from time to time.
“Canadian Taxes” shall have the meaning specified in Section 18.01(a).
“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity.
“Cash Settlement” shall have the meaning specified in Section 15.02(b).
“Change in Canadian Tax Law” shall have the meaning specified in Section 17.01(a).
“Changes in Canadian Tax Law Expiration Time” shall have the meaning specified in Section 17.01(b)(i).
“Changes in Canadian Tax Law Purchase Acceptance Notice” shall have the meaning specified in Section 17.01(a).
“Changes in Canadian Tax Law Purchase Date” shall have the meaning specified in Section 17.01(a).
“Changes in Canadian Tax Law Purchase Offer” shall have the meaning specified in Section 17.01(b).
“Changes in Canadian Tax Law Purchase Price” shall have the meaning specified in Section 17.01(a).
“close of business” means 5:00 p.m. (New York City time).
“Combination Settlement” shall have the meaning specified in Section 15.02(b).
“Commission” means the Securities and Exchange Commission.
“Common Equity” of any Person means common shares or stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Common Shares” means common shares of the Company, without par value, at the date of this Indenture.
“Company” means Goldcorp Inc., an Ontario corporation, and subject to the provisions of Article 12, shall include its successors and assigns.
“Company Order” means a written order of the Company, signed by (a) the Company’s Chief Executive Officer, Chief Financial Officer, President, Executive Vice President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”) and (b) any such other officer designated in clause (a) of this definition or the Company’s Treasurer or Assistant Treasurer or Secretary or any Assistant Secretary, and delivered to the Trustee.
“Continuing Director” means a director who either was a member of the Board of Directors on June 1, 2009 or who becomes a member of the Board of Directors subsequent to that date and whose election, appointment or nomination for election by the shareholders of the Company, is duly approved by a majority of the continuing directors on the Board of Directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors in which such individual is named as nominee for director. Solely for purposes of this definition, the phrase “or a committee of such board duly authorized to act for it hereunder” of the definition of Board of Directors shall be disregarded.
“Conversion Agent” shall have the meaning specified in Section 5.02.
“Conversion Date” shall have the meaning specified in Section 15.02(e).
“Conversion Obligation” shall have the meaning specified in Section 15.01(a).
“Conversion Price” means on any date $1,000, divided by the Conversion Rate as of such date.
“Conversion Rate” shall have the meaning specified in Section 15.01(a).
“Conversion Trigger Price” shall have the meaning specified in Section 15.01(b)(iv).
“Corporate Trust Office” means the principal office of the Trustee at which at any time its corporate trust business shall be administered, which office at the date hereof shall be Wells Fargo Bank, National Association, Corporate Trust Services, MAC N9303-110, 625 Marquette Avenue, Minneapolis, MN 55479, fax: 612-667-9825, Attention: Goldcorp Inc. Account Manager, or such other address or fax number as the Trustee may designate from time to time by notice to the Noteholders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Noteholders and the Company).

“Credit Agreement” means that certain Credit Agreement of the Company (as in effect on the date hereof and any extension, replacement or refinancing thereof), after giving effect to any amendment, modification, consent or waiver thereunder.
“Custodian” means Wells Fargo Bank, National Association, as custodian for The Depository Trust Company, with respect to the Global Notes, or any successor entity thereto.
“Daily Conversion Value” means, for each of the 20 consecutive Trading Days during the Observation Period, one-twentieth (1/20th) of the product of (a) the Conversion Rate on such Trading Day and (b) the Daily VWAP of the Common Shares on such Trading Day.
“Daily Measurement Value” means the Specified Dollar Amount, divided by 20.
“Daily Settlement Amount,” for each of the 20 consecutive Trading Days during the Observation Period, shall consist of:
(a) cash equal to the lesser of the Daily Measurement Value and the Daily Conversion Value for such Trading Day; and
(b) if the Daily Conversion Value for such Trading Day exceeds the Daily Measurement Value, a number of Common Shares equal to the Daily Share Amount.
“Daily Share Amount” means (i) the difference between the Daily Conversion Value and the Daily Measurement Value, divided by (ii) the Daily VWAP of the Common Shares for such Trading Day.
“Daily VWAP” for the Common Shares means the per share volume-weighted average price on the New York Stock Exchange as displayed under the heading “Bloomberg VWAP” on Bloomberg page “GG.N <equity> AQR” (or any successor page thereto) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day; provided, however, that if such volume-weighted average price is unavailable, the “Daily VWAP” shall be the per share volume-weighted average price on the Toronto Stock Exchange in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day, but converted to U.S. dollars based on the Relevant Exchange Rate; and provided further, however, that if such volume-weighted average price is unavailable, “Daily VWAP” means the average of the market value of one Common Share on such Trading Day as determined by three investment banks selected by the Company for this purpose, using a volume-weighted method and converted, if necessary, into U.S. dollars at the Relevant Exchange Rate. In each case, the “Daily VWAP” will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.
“Defaulted Interest” means any interest on any Note that is payable, but is not punctually paid or duly provided for, on any February 1 or August 1.
“Depositary” means, with respect to the Global Notes, the Person specified in Section 2.05 as the Depositary with respect to such Notes, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, “Depositary” shall mean or include such successor.
“Distributed Property” shall have the meaning specified in Section 15.04(c).
“DTC” shall have the meaning specified in Section 2.05(d).
“Effective Date” shall have the meaning specified in Section 15.03(a).
“Event of Default” shall have the meaning specified in Section 7.01.
“Excluded Holders” shall have the meaning specified in Section 18.02.
“Excluded Taxes” shall have the meaning specified in Section 18.02.
“Ex-Dividend Date” means, with respect to any issuance, dividend or distribution in which the holders of Common Shares (or other security) have the right to receive any cash, securities or other property, the first date on which the Common Shares (or other security) trade on the Relevant Exchange, regular way, without the right to receive the issuance, dividend or distribution in question.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Form of Assignment and Transfer” shall mean the “Form of Assignment and Transfer” attached as Attachment 4 to the Form of Note attached hereto as Exhibit A.
“Form of Changes in Canadian Tax Law Purchase Acceptance Notice” shall mean the “Form of Changes in Canadian Tax Law Purchase Acceptance Notice” attached as Attachment 3 to the Form of Note attached hereto as Exhibit A.

“Form of Fundamental Change Purchase Acceptance Notice” shall mean the “Form of Fundamental Change Purchase Acceptance Notice” attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.
“Form of Notice of Conversion” shall mean the “Form of Notice of Conversion” attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.
“Fundamental Change” means the occurrence after the original issuance of the Notes of any of the following events:
(a) any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act) other than the Company, its Subsidiaries and the employee benefit plans of the Company or any such Subsidiary, has filed a Schedule 13D under the Exchange Act indicating that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s Common Equity representing more than 50% of the voting power of the Company’s Common Equity;
(b) consummation of (A) any recapitalization, reclassification or change of the Common Shares (other than changes resulting from a subdivision or combination) as a result of which the Common Shares would be converted into, or exchanged for, stock, other securities, other property or assets or (B) any share exchange, consolidation, merger, amalgamation or arrangement of the Company pursuant to which the Common Shares will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Company’s Subsidiaries; provided, however, that a transaction where the holders of all classes of the Company’s common equity immediately prior to such transaction that is a share exchange, consolidation, merger, amalgamation or arrangement own, directly or indirectly, a majority of the total voting power of all outstanding voting shares of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a Fundamental Change;
(c) Continuing Directors cease to constitute at least a majority of the Board of Directors;
(d) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or
(e) the Common Shares (or other common shares or common stock underlying the Notes) cease to be listed or quoted on any of the New York Stock Exchange, the NASDAQ Global Market, the NASDAQ Global Select Market or the Toronto Stock Exchange (or any of their respective successors), provided, however, in the case of a transaction or event described in clause (a) or (b) above, if at least 90% of the consideration (the “Transaction Consideration”), excluding cash payments for fractional shares (if applicable), in the transaction or transactions constituting the Fundamental Change consists of Publicly Traded Securities, and as a result of such transaction or transactions, the Notes become convertible into such Transaction Consideration, as set forth in Section 15.06, including such Publicly Traded Securities, but excluding cash payments for fractional shares (if applicable) (subject to the provisions of Section 15.02(c)), such event shall not be a Fundamental Change.
For purposes of this definition, whether a “person” is a “beneficial owner” shall be determined in accordance with Rule 13d-3 under the Exchange Act and “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act. Solely for purposes of this definition, the phrase “or a committee of such board duly authorized to act for it hereunder” of the definition of Board of Directors shall be disregarded.
“Fundamental Change Company Notice” shall have the meaning specified in Section 16.01(b).
“Fundamental Change Expiration Time” shall have the meaning specified in Section 16.01(b)(iii).
“Fundamental Change Purchase Acceptance Notice” shall have the meaning specified in Section 16.01(a)(i).
“Fundamental Change Purchase Date” shall have the meaning specified in Section 16.01(a).
“Fundamental Change Purchase Price” shall have the meaning specified in Section 16.01(a).
“Global Note” shall have the meaning specified in Section 2.05(b).
“Indenture” means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.
“Ineligible Consideration” shall have the meaning specified in Section 15.01(b)(iii).
“Initial Dividend Threshold” shall have the meaning specified in Section 15.04(d).

“Interest Payment Date” means each February 1 and August 1 of each year, beginning on February 1, 2010; provided, however, that if any Interest Payment Date falls on a date that is not a Business Day, such payment of interest will be postponed until the next succeeding Business Day, and no interest or other amount will be paid as a result of such postponement.
“Initial Purchasers” means J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, BMO Capital Markets Corp., CIBC World Markets Corp., Deutsche Bank Securities Inc., GMP Securities L.P., Goldman, Sachs & Co., Macquarie Capital Markets Canada Ltd., RBC Capital Markets Corporation, Scotia Capital (USA) Inc. and UBS Securities LLC.
“Interest Record Date,” with respect to any Interest Payment Date, shall mean the January 15 or July 15 (whether or not such day is a Business Day) immediately preceding the applicable February 1 or August 1 Interest Payment Date, respectively.
“Last Reported Sale Price” of the Common Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national securities exchange on which the Common Shares are listed for trading. If the Common Shares are not listed for trading on a U.S. national securities exchange on the relevant date, then the “Last Reported Sale Price” will be the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the Toronto Stock Exchange but converted to U.S. dollars based on the Relevant Exchange Rate. If the Common Shares are not so listed, the “Last Reported Sale Price” will be the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. regional securities exchange on which the Common Shares are listed for trading. If the Common Shares are not so listed, then the “Last Reported Sale Price” will be the last quoted bid price for the Common Shares in the over-the-counter market on the relevant date as reported by Pink OTC Markets Inc. or a similar organization. If the Common Shares are not so quoted, the “Last Reported Sale Price” will be the average of the mid-point of the last bid and ask prices for the Common Shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose (converted into U.S. dollars if necessary, at the Relevant Exchange Rate).

“Make-Whole Fundamental Change” means any transaction or event that constitutes a Fundamental Change as described in the definition thereof and determined after giving effect to any exceptions or exclusions to such definition, but without regard to the proviso in clause (b) of such definition.
“Market Disruption Event” means (a) a failure by the principal exchange or market on which the Common Shares trade or are quoted, as the case may be, to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Trading Day for the Common Shares for an aggregate one-half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Shares or in any options, contracts or future contracts relating to the Common Shares.
“Material Operating Subsidiary” means a “Material Operating Subsidiary” (or substantially similar term), as defined in the Company’s Credit Agreement.
“Maturity Date” means August 1, 2014.
“Measurement Period” shall have the meaning specified in Section 15.01(b)(i).
“Merger Event” shall have the meaning specified in Section 15.06.
“Note” or “Notes” shall mean any note or notes, as the case may be, authenticated and delivered under this Indenture.
“Note Register” shall have the meaning specified in Section 2.05(a).
“Note Registrar” shall have the meaning specified in Section 2.05(a).
“Noteholder” or “holder,” as applied to any Note, or other similar terms (but excluding the term “beneficial holder”), shall mean any person in whose name at the time a particular Note is registered on the Note Register.
“Notice of Conversion” shall have the meaning specified in Section 15.02(d).
“Observation Period” means, in respect of any Notes as to which a Cash Settlement or Combination Settlement applies:
(a) for conversions that occur after the Company’s offer to purchase the Notes pursuant to Section 17.01 and prior to the related Changes in Canadian Tax Law Purchase Date, the 20 consecutive Trading Day period beginning on and including the 22nd Scheduled Trading Day preceding the related Changes in Canadian Tax Law Purchase Date;

(b) for conversions that occur on or after the 22nd Scheduled Trading Day prior to the Maturity Date, the 20 consecutive Trading Day period beginning on, and including, the 22nd Scheduled Trading Day preceding the Maturity Date; and
(c) in all other cases, the 20 consecutive Trading Day period beginning on, and including, the third Trading Day after the related Conversion Date.
“Offering Memorandum” means the final offering memorandum dated June 1, 2009 relating to the offering and sale of the Notes pursuant to the Purchase Agreement.
“Officer” means, with respect to the Company, the President, the Chief Executive Officer, the Treasurer, any Assistant Treasurer, the Secretary, any Assistant Secretary, any Executive or Senior Vice President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”).
“Officers’ Certificate,” when used with respect to the Company, means a certificate signed by two Officers of the Company that is delivered to the Trustee. Each such certificate (other than delivered pursuant to Section 5.08 of this Indenture) shall include the statements provided for in Section 19.05 if and to the extent required by the provisions of such Section.
“opening of business” means 9:00 a.m. (New York City time).
“Opinion of Counsel” means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company, or other counsel acceptable to the Trustee, that is delivered to the Trustee. Each such opinion shall include the statements provided for in Section 19.05 if and to the extent required by the provisions of such Section.
“outstanding,” when used with reference to Notes, shall, subject to the provisions of Section 9.04, mean, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture, except:
(a) Notes theretofore canceled by the Trustee or accepted by the Trustee for cancellation;
(b) Notes, or portions thereof, for the payment or purchase of which monies in the necessary amount shall have been deposited in trust with the Trustee or with any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent); provided that, if any such Note is purchased, the holder thereof shall have delivered a Fundamental Change Purchase Acceptance Notice in accordance with Section 16.01 or a Change in Canadian Tax Law Purchase Acceptance Notice in accordance with Section 17.01, as applicable;

(c) Notes that have been paid pursuant to Section 2.06 or Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.06 unless proof satisfactory to the Trustee is presented that any such Notes are held by protected purchasers in due course; and
(d) Notes converted pursuant to Article 15.
“Paying Agent” shall have the meaning specified in Section 5.02.
“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.
“Physical Settlement” shall have the meaning specified in Section 15.02(b).
“Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.06 in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.
“Publicly Traded Securities” means shares of common stock, depositary receipts or other certificates representing Common Equity, in each case, that are traded on any of the New York Stock Exchange, the NASDAQ Global Market, the NASDAQ Global Select Market or the Toronto Stock Exchange (or any of their respective successors) or that will be so traded when issued or exchanged in connection with a Fundamental Change described in clause (a) or (b) of the definition thereof.
“Purchase Agreement” means that certain Purchase Agreement, dated as of June 1, 2009, among the Company and the Initial Purchasers.
“Purchase Date” means a Fundamental Change Purchase Date or a Changes in Canadian Tax Law Purchase Date, as applicable.
“Record Date” shall have the meaning specified in Section 15.04(f).
“Reference Property” shall have the meaning specified in Section 15.06(b).
“Relevant Exchange” means on any date the securities exchange, market or similar organization which would be used to determine the Last Reported Sale Price.

“Relevant Exchange Rate” means, for any date, the exchange rate upon which Canadian dollars may be converted into U.S. dollars based on the Bank of Canada noon exchange rate on such day or if such rate is not available, such other rate as determined in good faith by the Company.
“Resale Restriction Termination Date” shall have the meaning specified in Section 2.05(d).
“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.
“Restricted Global Note” shall mean a Global Note that is a Restricted Security.
“Restricted Securities” shall have the meaning specified in Section 2.05(d).
“Restricted Transfer Default” shall have the meaning specified in Section 14.01(a).
“Restricted Transfer Triggering Date” shall have the meaning specified in Section 14.01(a).
“Rule 144” means Rule 144 as promulgated under the Securities Act.
“Rule 144A” means Rule 144A as promulgated under the Securities Act.
“Scheduled Trading Day” means any day that is scheduled to be a Trading Day.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Settlement Amount” has the meaning specified in Section 15.02(c)(iv).
“Settlement Method” means, with respect to a conversion of Notes, a Physical Settlement, Cash Settlement or Combination Settlement with which such conversion is settled under this Indenture, as elected (or deemed elected) by the Company.
“Settlement Notice” has the meaning specified in Section 15.02(c).

“Share Price” means (a) in the case of a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change in which holders of Common Shares receive solely cash consideration in connection with such Make-Whole Fundamental Change, the amount of cash paid per Common Share and (b) in the case of all other Make-Whole Fundamental Changes, the average of the Last Reported Sale Prices per Common Share over the period of five consecutive Trading Days ending on, and including, the Trading Day immediately preceding the Effective Date of the Make-Whole Fundamental Change. The Board of Directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date of the event occurs, during such five consecutive Trading Days.
“Special Interest” shall have the meaning specified in Section 14.01(a).
“Specified Dollar Amount” means the amount of cash per $1,000 principal amount of converted Note specified in the Settlement Notice related to such converted Note.
“Spin-Off” shall have the meaning specified in Section 15.04(c).
“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.
“Successor Entity” shall have the meaning specified in Section 12.01(a).
“Supplementary Interest” shall have the meaning specified in Section 7.01.
“Trading Day” means a day during which trading in the Common Shares generally occurs and there is no Market Disruption Event.
“Trading Price” with respect to the Notes, on any date of determination means the average of the secondary market bid quotations obtained by the Bid Solicitation Agent for $5.0 million principal amount of Notes at approximately 3:30 p.m., New York City time, on such determination date from three independent U.S. nationally recognized securities dealers selected by the Company; provided that if three such bids cannot reasonably be obtained by the Bid Solicitation Agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the Bid Solicitation Agent, that one bid shall be used. If the Bid Solicitation Agent cannot reasonably obtain at least one bid for $5.0 million principal amount of Notes from any such nationally recognized securities dealer, then the Trading Price per $1,000 principal amount of Notes will be deemed to be less than 98% of the product of the Last Reported Sale Price of the Common Shares and the Conversion Rate.

“Transaction Consideration” shall have the meaning set forth in the definition of Fundamental Change.
“transfer” shall have the meaning specified in Section 2.05(d).
“Trigger Event” shall have the meaning specified in Section 15.04(c).
“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as it was in force at the date of execution of this Indenture, except as provided in Section 11.03 and Section 15.06; provided, however, that in the event the Trust Indenture Act of 1939 is amended after the date hereof, the term “Trust Indenture Act” shall mean, to the extent required by such amendment, the Trust Indenture Act of 1939, as so amended.
“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.
“United States” means the United States of America.
“Unrestricted Global Note” shall mean a Global Note that is not a Restricted Security.
“Weighted Average Consideration” shall have the meaning specified in Section 15.06(c)(iv).
Section 1.02. References to Interest. Any reference to the payment of interest on, or in respect of, any Note in this Indenture shall be deemed to include mention of the payment of Supplementary Interest (if applicable) and Special Interest (if applicable) if, in such context, Supplementary Interest and Special Interest, as applicable, was, or would be, payable pursuant to Section 7.01 and Section 14.01, respectively. An express mention of the payment of Supplementary Interest (if applicable) or Special Interest (if applicable) in any provision hereof shall not be construed as excluding Special Interest or Supplementary Interest, as applicable, in those provisions hereof where such express mention is not made.
Section 1.03. References to Additional Amounts. Any references in the Indenture to the payment of principal or interest on any Note, shall be deemed to include the payment of Additional Amounts if, in such context, Additional Amounts are, were or would be payable pursuant to Article 18. An express mention of the payment of Additional Amounts in any provision hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.

ARTICLE 2
Issue, Description, Execution, Registration and Exchange of Notes
Section 2.01. Designation and Amount. The Notes shall be designated as the “2.00% Convertible Senior Notes due 2014.” The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is initially limited to $862,500,000, subject to Section 2.10 and except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of other Notes pursuant to Section 2.05 and Section 2.06.
Section 2.02. Form of Notes. The Notes and the Trustee’s certificate of authentication to be borne by such Notes shall be substantially in the respective forms set forth in Exhibit A, which are incorporated in and made a part of this Indenture.
Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the officers executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.
The Global Note shall represent such principal amount of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be increased or reduced to reflect purchases, conversions, transfers, exchanges or issuances of additional Notes permitted hereby. Any endorsement of the Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in such manner and upon instructions given by the holder of such Notes in accordance with this Indenture. Payment of principal (including any Fundamental Change Purchase Price or Changes in Canadian Tax Law Purchase Price, as applicable) of, and accrued and unpaid interest, if any, on, the Global Note shall be made to the holder of such Note on the date of payment, unless a record date or other means of determining holders eligible to receive payment is provided for herein.
The terms and provisions contained in the form of Note attached as Exhibit A hereto shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

Section 2.03. Date and Denomination of Notes; Payments of Interest. The Notes shall be issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of the form of Note attached as Exhibit A hereto. Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months.
The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Interest Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. Interest shall be payable at the office of the Paying Agent, which shall initially be the Corporate Trust Office of the Trustee as the Company’s Paying Agent and Note Registrar. The Company shall pay interest on any Notes in certificated form by check mailed to the address of the Person entitled thereto as it appears in the Note Register (or upon written application by such Person to the Trustee and Paying Agent (if different from the Trustee) not later than the relevant Interest Record Date, by wire transfer in immediately available funds to such Person’s account within the United States, if such Person is entitled to interest on an aggregate principal amount in excess of $5,000,000, which application shall remain in effect until the Noteholder notifies the Trustee and Paying Agent to the contrary) or on any Global Note by wire transfer of immediately available funds to the account of the Depositary or its nominee.
Any Defaulted Interest shall forthwith cease to be payable to the Noteholder on the relevant Interest Record Date by virtue of its having been such Noteholder, and such Defaulted Interest shall be paid by the Company, at its election in each case, as provided in clause (1) or (2) below:
(1) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Company shall fix a special record date for the payment of such Defaulted Interest which shall be not more than fifteen days and not less than ten days prior to the date of the proposed payment, and not less than ten days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee in writing of such special record date and the Trustee, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the special record date therefor to be mailed, first-class postage prepaid, to each holder at its address as it appears in the Note Register, not less than ten days prior to such special record date. Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (2) of this Section 2.03.

(2) The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.
Section 2.04. Execution, Authentication and Delivery of Notes. The Notes shall be signed in the name and on behalf of the Company by the manual or facsimile signature of any Officer.
At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes, and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes, without any further action by the Company hereunder.
Only such Notes as shall bear thereon a certificate of authentication substantially in the form set forth on the form of Note attached as Exhibit A hereto, executed manually by an authorized officer of the Trustee (or an authenticating agent appointed by the Trustee as provided by Section 19.11), shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate of authentication executed by the Trustee (or such an authenticating agent) upon any Note executed by the Company shall be conclusive evidence that the Note so authenticated has been duly authenticated and delivered hereunder and that the holder is entitled to the benefits of this Indenture.
In case any Officer of the Company who shall have signed any of the Notes shall cease to be such Officer before the Notes so signed shall have been authenticated and delivered by the Trustee, or disposed of by the Company, such Notes nevertheless may be authenticated and delivered or disposed of as though the person who signed such Notes had not ceased to be such Officer of the Company; and any Note may be signed on behalf of the Company by such person as, at the actual date of the execution of such Note, shall be an Officer of the Company, although at the date of the execution of this Indenture any such person was not such an Officer.

Section 2.05. Exchange and Registration of Transfer of Notes; Restrictions on Transfer; Depositary; Automatic Exchange. (a) The Company shall cause to be kept at the Corporate Trust Office a register (the register maintained in such office or in any other office or agency of the Company designated pursuant to Section 5.02 being herein sometimes collectively referred to as the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. Such register shall be in written form or in any form capable of being converted into written form within a reasonable period of time. The Trustee is hereby appointed “Note Registrar” for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint a new Note Registrar without prior notice to Noteholders. The Company may appoint one or more co-registrars in accordance with Section 5.02.
Upon surrender for registration of transfer of any Note to the Note Registrar or any co-registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.05, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.
Notes may be exchanged for other Notes of any authorized denominations and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at any such office or agency maintained by the Company pursuant to Section 5.02. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes that the Noteholder making the exchange is entitled to receive, bearing registration numbers not contemporaneously outstanding.
All Notes presented or surrendered for registration of transfer or for exchange, purchase or conversion shall (if so required by the Company, the Trustee, the Note Registrar or any co-registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed, by the Noteholder thereof or its attorney-in-fact duly authorized in writing.
No service charge shall be charged by the Company, the Trustee or the Notes Registrar to the Noteholder for any exchange or registration of transfer of Notes, but the Noteholder may be required by the Company, the Trustee, the Notes Registrar or otherwise to pay a sum sufficient to cover any tax, assessments or other governmental charges that may be imposed in connection therewith as a result of the name of the Noteholder of the new Notes issued upon such exchange or registration of transfer of Notes being different from the name of the Noteholder of the old Notes presented or surrendered for such exchange or registration of transfer.

None of the Company, the Trustee, the Note Registrar or any co-registrar shall be required to exchange or register a transfer of (i) any Notes surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion or (ii) any Notes, or a portion of any Note, surrendered for purchase (and not withdrawn) in accordance with Article 16 or Article 17 hereof.
All Notes issued upon any registration of transfer or exchange of Notes in accordance with this Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange. For greater certainty, all Notes issued upon any registration of transfer or exchange of Notes will be issued as evidence of the same continuing indebtedness of the Company under this Indenture and in no circumstances is the Company obligated under the Indenture to repay the principal amount of the exchanged Notes by virtue of the registration of a transfer or exchange.
(b) So long as the Notes are eligible for book-entry settlement with the Depositary, unless otherwise required by law, all Notes shall be represented by one or more Notes in global form (each, a “Global Note”) registered in the name of the Depositary or the nominee of the Depositary. The transfer and exchange of beneficial interests in a Global Note that does not involve the issuance of a definitive Note shall be effected through the Depositary (but not the Trustee or the Custodian) in accordance with this Indenture (including the restrictions on transfer set forth herein) and the procedures of the Depositary therefor.
(c) [Intentionally Omitted]
(d) Every Note that bears or is required under this Section 2.05(d) to bear the legend set forth in this Section 2.05(d) (together with any Common Shares issued upon conversion of the Notes and required to bear the legend set forth in Section 2.05(e), collectively, the “Restricted Securities”) shall be subject to the restrictions on transfer set forth in this Section 2.05(d) (including the legend set forth below), and the holder of each such Restricted Security, by such holder’s acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 2.05(d) and Section 2.05(e), the term “transfer” encompasses any sale, pledge, transfer or other disposition whatsoever of any Restricted Security.

Until the date (the “Resale Restriction Termination Date”) that is the later of (1) the date that is one year after the last date of original issuance of the Notes and (2) such later date, if any, as may be required by applicable laws, any certificate evidencing such Note (and all securities issued in exchange therefor or substitution thereof, other than Common Shares, if any, issued upon conversion thereof which shall bear the legend set forth in Section 2.05(e), if applicable) shall bear a legend in substantially the following form (unless such Notes have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company in writing, with written notice thereof to the Trustee):
THIS SECURITY AND THE COMMON SHARES, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:
(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND
(2) AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:
(A) TO GOLDCORP INC. OR ANY SUBSIDIARY THEREOF, OR
(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR
(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.
PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.
No transfer of any Note prior to the Resale Restriction Termination Date will be registered by the Note Registrar unless the applicable box on the Form of Assignment and Transfer has been checked.
Notwithstanding anything to the contrary contained in this Indenture or the Note, such Note (or security issued in exchange or substitution therefor) as to which such restrictions on transfer shall have expired in accordance with their terms may, upon surrender of such Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.05, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the restrictive legend required by this Section 2.05(d). The Notes will not be freely tradeable in Canada and the Notes may only be resold in Canada pursuant to a prospectus or available prospectus and registration exemptions under applicable Canadian Securities Laws. No transfer of any Note to or for the benefit of a Canadian or a person resident in Canada will be registered by the Note Registrar unless the applicable box on the Form of Assignment and Transfer has been checked.
Notwithstanding any other provisions of this Indenture (other than the provisions set forth in this Section 2.05(d)), a Global Note may not be transferred as a whole or in part except (i) by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary and (ii) for transfers of portions of a Global Note in certificated form made upon request of a member of, or a participant in, the Depositary (for itself or on behalf of a beneficial owner) by written notice given to the Trustee by or on behalf of the Depositary in accordance with customary procedures of the Depositary and in compliance with this Section 2.05(d).

The Depositary shall be a clearing agency registered under the Exchange Act. The Company initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Note. Initially, the Global Notes shall be issued to the Depositary, registered in the name of Cede & Co., as the nominee of the Depositary, and deposited with the Trustee as custodian for DTC.
If (i) the Depositary notifies the Company at any time that the Depositary is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days, (ii) the Depositary ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days or (iii) an Event of Default with respect to the Notes has occurred and is continuing, upon the request of the beneficial owner of the Notes, the Company will execute, and the Trustee, upon receipt of an Officers’ Certificate and a Company Order for the authentication and delivery of Notes, will authenticate and deliver Notes in definitive form to each such beneficial owner of the related Notes (or a portion thereof) in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, and upon delivery of the Global Note to the Trustee such Global Note shall be canceled.
Definitive Notes issued in exchange for all or a part of the Global Note pursuant to this Section 2.05(d) shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. Upon execution and authentication, the Trustee shall deliver such definitive Notes to the Persons in whose names such definitive Notes are so registered.
At such time as all interests in a Global Note have been converted, canceled, purchased or transferred, such Global Note shall be, upon receipt thereof, canceled by the Trustee in accordance with standing procedures and instructions existing between the Depositary and the Custodian. At any time prior to such cancellation, if any interest in a Global Note is exchanged for definitive Notes, converted, canceled, purchased or transferred to a transferee who receives definitive Notes therefor or any definitive Note is exchanged or transferred for part of such Global Note, the principal amount of such Global Note shall, in accordance with the standing procedures and instructions existing between the Depositary and the Custodian, be appropriately reduced or increased, as the case may be, and an endorsement shall be made on such Global Note, by the Trustee or the Custodian, at the direction of the Trustee, to reflect such reduction or increase.
None of the Company, the Trustee nor any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(e) (i) Until the Resale Restriction Termination Date, any stock certificate representing Common Shares issued upon conversion of such Note shall bear a legend in substantially the following form (unless the Note or such Common Shares have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or pursuant to the exemption from registration provided by Rule 144 under the Securities Act or any similar provision then in force under the Securities Act, or such Common Shares have been issued upon conversion of Notes that have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or pursuant to the exemption from registration provided by Rule 144 under the Securities Act, or unless otherwise agreed by the Company with written notice thereof to the Trustee and any transfer agent for the Common Shares):
THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:
(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND
(2) AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:
(A) TO GOLDCORP INC. OR ANY SUBSIDIARY THEREOF, OR
(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR
(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.
PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.
(ii) Until October 6, 2009, any certificate representing Common Shares issued upon conversion of such Note shall bear a legend in substantially the following form:
“IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 6, 2009.
THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”
Any such Common Share as to which such restrictions on transfer shall have expired in accordance with their terms may, upon surrender of the certificates representing such Common Shares for exchange in accordance with the procedures of the transfer agent for the Common Shares, be exchanged for a new certificate or certificates for a like aggregate number of Common Shares, which shall not bear the restrictive legend required by this Section 2.05(e)(i) and (ii).
(f) Any Note or Common Share issued upon the conversion or exchange of a Note that is purchased or owned by the Company or any Affiliate thereof may not be resold by the Company or such Affiliate unless registered under the Securities Act or resold pursuant to an exemption from the registration requirements of the Securities Act in a transaction that results in such Notes or Common Shares, as the case may be, no longer being “restricted securities” (as defined under Rule 144).

(g) Beneficial interests in a Restricted Global Note will be automatically exchanged into beneficial interests in an Unrestricted Global Note without any action required by or on behalf of the Holder (the “Automatic Exchange”) on the date that is specified by the Company and on or after the Resale Restriction Termination Date (the “Automatic Exchange Date”). The Restricted Global Note from which beneficial interests are transferred pursuant to an Automatic Exchange shall be cancelled following the Automatic Exchange. The Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to the Automatic Exchange. The Company shall comply with the procedures of the Depositary in effecting the Automatic Exchange.
Section 2.06. Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon its written request the Trustee or an authenticating agent appointed by the Trustee shall authenticate and deliver, a new Note, bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen. In every case the applicant for a substituted Note shall furnish to the Company, to the Trustee and, if applicable, to the authenticating agent, such security or indemnity as may be required by them to save each of them harmless from any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, to the Trustee and, if applicable, to the authenticating agent, evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.
The Trustee or the authenticating agent, if applicable, may authenticate any such substituted Note and deliver the same upon the receipt of such security or indemnity as the Trustee, the Company and, if applicable, the authenticating agent may require. Upon the issuance of any substitute Note, the Company or the Trustee may require the payment by the holder of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. In case any Note that has matured or is about to mature or has been tendered for purchase upon a Fundamental Change or Change in Canadian Tax Law or is about to be converted into cash, Common Shares or a combination of cash and Common Shares, as applicable, shall become mutilated or be destroyed, lost or stolen, the Company may, in its sole discretion, instead of issuing a substitute Note, pay or authorize the payment of or convert or authorize the conversion of the same (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment or conversion shall furnish to the Company, to the Trustee and, if applicable, to the authenticating agent, such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, evidence satisfactory to the Company, the Trustee and, if applicable, any Paying Agent or Conversion Agent evidence of their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

Every substitute Note issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Notes duly issued hereunder. To the extent permitted by law, all Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment or conversion or purchase of mutilated, destroyed, lost or stolen Notes and shall preclude any and all other rights or remedies, notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment or conversion of negotiable instruments or other securities without their surrender.
For greater certainty, every substitute Note issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any Note is mutilated, destroyed, lost or stolen will be issued as evidence of the same continuing indebtedness of the Company under this Indenture and in no circumstances is the Company obligated under the Indenture to repay the principal amount of the substituted Note by virtue of such mutilation, destruction or loss.
Section 2.07. Temporary Notes. Pending the preparation of Notes in certificated form, the Company may execute and the Trustee or an authenticating agent appointed by the Trustee shall, upon written request of the Company, authenticate and deliver temporary Notes (printed or lithographed). Temporary Notes shall be issuable in any authorized denomination, and substantially in the form of the Notes in certificated form but with such omissions, insertions and variations as may be appropriate for temporary Notes, all as may be determined by the Company. Every such temporary Note shall be executed by the Company and authenticated by the Trustee or such authenticating agent upon the same conditions and in substantially the same manner, and with the same effect, as the Notes in certificated form. Without unreasonable delay, the Company will execute and deliver to the Trustee or such authenticating agent Notes in certificated form (other than any Global Note) and thereupon any or all temporary Notes (other than any Global Note) may be surrendered in exchange therefor, at each office or agency maintained by the Company pursuant to Section 5.02 and the Trustee or such authenticating agent shall authenticate and deliver in exchange for such temporary Notes an equal aggregate principal amount of Notes in certificated form. Such exchange shall be made by the Company at its own expense and without any charge therefor. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits and subject to the same limitations under this Indenture as Notes in certificated form authenticated and delivered hereunder.

For greater certainty, each Note issued pursuant to the provisions of this Section 2.07 in exchange for a temporary Note will be issued as evidence of the same continuing indebtedness of the Company under this Indenture and in no circumstances is the Company obligated under the Indenture to repay the principal amount of the temporary Note by virtue of the exchange.
Section 2.08. Cancellation of Notes Paid, Etc. All Notes surrendered for the purpose of payment, purchase, conversion, exchange or registration of transfer, shall, if surrendered to the Company or any Paying Agent or any Note Registrar or any Conversion Agent, be surrendered to the Trustee and promptly canceled by it, or, if surrendered to the Trustee, shall be promptly canceled by it, and no Notes shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. The Trustee shall dispose of canceled Notes in accordance with its customary procedures and, after such disposition, shall deliver a written confirmation of such disposition to the Company, at the Company’s written request. If the Company shall acquire any of the Notes, such acquisition shall not operate as satisfaction of the indebtedness represented by such Notes unless and until the same are delivered to the Trustee for cancellation.
Section 2.09. CUSIP Numbers. The Company in issuing the Notes may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in all notices issued to Noteholders as a convenience to holders of the Notes; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or on such notice and that reliance may be placed only on the other identification numbers printed on the Notes. The Company will promptly notify the Trustee in writing of any change in the “CUSIP” numbers.
Section 2.10. Additional Notes; Purchases. The Company may, without the consent of the Noteholders and notwithstanding Section 2.01, issue additional Notes hereunder with the same terms and with the same CUSIP number as the Notes initially issued hereunder in an unlimited aggregate principal amount, which will form the same series with the Notes initially issued hereunder; provided that no such additional Notes may be issued unless: (i) they would constitute a “qualified reopening” (as defined in Treas. Reg. Sec. 1.1275-2(k)) or both the original Notes and the additional Notes are issued with no more than de minimis original issue discount for U.S. federal income tax purposes and (ii) the resale of such Notes by non-Affiliates of the Company would not require registration under U.S. securities laws. The Company may also issue additional Notes with a different CUSIP number if necessary to comply with applicable laws, which may, if such Notes meet the conditions in clauses (i) and (ii) in the immediately preceding sentence, be transferred to a Note with the same CUSIP number as the Notes initially issued hereunder. Prior to the issuance of any such additional Notes, the Company shall deliver to the Trustee a Company Order, an Officers’ Certificate and an Opinion of Counsel, such Officers’ Certificate and Opinion of Counsel to cover such matters as the Trustee shall reasonably request. The Company may also from time to time purchase the Notes in open market purchases or negotiated transactions without prior notice to Noteholders. Any Notes purchased by the Company shall be deemed to be no longer outstanding under this Indenture.

ARTICLE 3
[intentionally Omitted]
ARTICLE 4
Satisfaction and Discharge
Section 4.01. Satisfaction and Discharge. This Indenture shall upon request of the Company contained in an Officers’ Certificate cease to be of further effect, and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when (a) (i) all Notes theretofore authenticated and delivered (other than (x) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.06 and (y) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 5.04(d)) have been delivered to the Trustee for cancellation; or (ii) the Company has deposited with the Trustee or delivered to Noteholders, as applicable, after the Notes have become due and payable, whether at the Maturity Date, any Purchase Date, upon conversion (following, for the avoidance of doubt, the Observation Period) or otherwise, cash, Common Shares or a combination thereof, as applicable (solely to satisfy the Company’s Conversion Obligation, if applicable), sufficient to pay all of the outstanding Notes and all other sums due payable under this Indenture by the Company; and (b) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 8.06 shall survive.
ARTICLE 5
Particular Covenants of the Company
Section 5.01. Payment of Principal and Interest. The Company covenants and agrees that it will cause to be paid the principal (including the Fundamental Change Purchase Price and the Changes in Canadian Tax Law Purchase Price, if applicable) of, and accrued and unpaid interest, if any, on, each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes.

Section 5.02. Maintenance of Office or Agency. The Company will maintain an office or agency where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or purchase (“Paying Agent”) or for conversion (“Conversion Agent”) and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office.
The Company may also from time to time designate co-registrars in one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The terms “Paying Agent” and “Conversion Agent” include any such additional or other offices or agencies, as applicable.
The Company hereby initially designates the Trustee as the Paying Agent, Note Registrar, Custodian and Conversion Agent and the Corporate Trust Office of the Trustee in Minneapolis, Minnesota as an office or agency of the Company for each of the aforesaid purposes.
Section 5.03. Appointments to Fill Vacancies in Trustee’s Office. The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 8.10, a Trustee, so that there shall at all times be a Trustee hereunder.
Section 5.04. Provisions as to Paying Agent. (a) If the Company shall appoint a Paying Agent other than the Trustee, the Company will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 5.04:
(i) that it will hold all sums held by it as such agent for the payment of the principal (including the Fundamental Change Purchase Price and the Changes in Canadian Tax Law Purchase Price, if applicable) of, and accrued and unpaid interest on, the Notes in trust for the benefit of the holders of the Notes;
(ii) that it will give the Trustee prompt written notice of any failure by the Company to make any payment of the principal (including the Fundamental Change Purchase Price and the Changes in Canadian Tax Law Purchase Price, if applicable) of, and accrued and unpaid interest on, the Notes when the same shall be due and payable; and

(iii) that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust.
The Company shall, on or before each due date of the principal (including the Fundamental Change Purchase Price and the Changes in Canadian Tax Law Purchase Price, if applicable) of, or accrued and unpaid interest on, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal (including the Fundamental Change Purchase Price and the Changes in Canadian Tax Law Purchase Price, if applicable) or accrued and unpaid interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee in writing of any failure to take such action; provided that if such deposit is made on the due date, such deposit must be received by the Paying Agent by 11:00 a.m., New York City time, on such date.
(b) If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal (including the Fundamental Change Purchase Price and the Changes in Canadian Tax Law Purchase Price, if applicable) of, and accrued and unpaid interest on, the Notes, set aside, segregate and hold in trust for the benefit of the holders of the Notes a sum sufficient to pay such principal (including the Fundamental Change Purchase Price and the Changes in Canadian Tax Law Purchase Price, if applicable) and accrued and unpaid interest so becoming due and will promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any payment of the principal (including the Fundamental Change Purchase Price and the Changes in Canadian Tax Law Purchase Price, if applicable) of, and accrued and unpaid interest on, the Notes when the same shall become due and payable. The Company may change the Paying Agent without prior notice to the Noteholders.
(c) Anything in this Section 5.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust by the Company or any Paying Agent hereunder as required by this Section 5.04, such sums to be held by the Trustee upon the trusts herein contained and upon such payment by the Company or any Paying Agent to the Trustee, the Company or such Paying Agent shall be released from all further liability with respect to such sums.
(d) Any money deposited with the Trustee or any Paying Agent (pursuant to Section 8.05), or then held by the Company, in trust for the payment of the principal (including the Fundamental Change Purchase Price and the Changes in Canadian Tax Law Purchase Price, if applicable) of, and accrued and unpaid interest on, any Note and remaining unclaimed for two years after such principal (including the Fundamental Change Purchase Price and the Changes in Canadian Tax Law Purchase Price, if applicable) and interest has become due and payable shall be paid to the Company on request of the Company contained in an Officers’ Certificate, or (if then held by the Company) shall be discharged from such trust; and the holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day in the Borough of Manhattan, The City of New York, New York and of general circulation in The Borough of Manhattan, The City of New York, New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.
Section 5.05. Existence. Subject to Article 12, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.
Section 5.06. Rule 144A Information Requirement and Annual Reports. (a) At any time the Company is not subject to Sections 13 or 15(d) of the Exchange Act, the Company shall, so long as any of the Notes or any Common Shares issuable upon conversion thereof shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3), promptly provide to the Trustee and shall, upon written request, provide to any holder, beneficial owner or prospective purchaser of such Notes or any Common Shares issued upon conversion of such Notes, the information required to be delivered pursuant to Rule 144A(d)(4) to facilitate the resale of such Notes or Common Shares pursuant to Rule 144A.
(b) The Company shall deliver to the Trustee within 30 calendar days after the same is required to be filed with the Commission (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act or, if such grace period is not applicable, 14 calendar days), copies of documents or reports, if any, that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. If permitted under the Trust Indenture Act and the rules and regulations promulgated by the Commission thereunder, any such document or report that the Company files with the Commission through the Commission’s EDGAR system shall be deemed delivered to the Trustee for purposes of this Section 5.06(b) at the time such documents are filed or furnished via the Commission’s EDGAR system.
(c) Delivery of the reports, information and documents described in clause (b) above to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely exclusively on an Officers’ Certificate).

Section 5.07. Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law that would prohibit or forgive the Company from paying all or any portion of the principal of or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Indenture; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.
Section 5.08. Compliance Certificate; Statements as to Defaults. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 2009) an Officers’ Certificate that complies with Section 314(a)(4) of the Trust Indenture Act.
In addition, the Company shall deliver to the Trustee, as soon as possible, and in any event within 30 days after the Company becomes aware of the occurrence of any Event of Default or Default, an Officers’ Certificate setting forth the details of such Event of Default or Default, its status and the action that the Company proposes to take with respect thereto.
ARTICLE 6
Lists of Noteholders and Reports by the Company and the Trustee
Section 6.01. Lists of Noteholders. The Company covenants and agrees that it will furnish or cause to be furnished to the Trustee, semi-annually, not more than 15 days after each February 1 and August 1 in each year beginning with February 1, 2010, and at such other times as the Trustee may request in writing, within 30 days after receipt by the Company of any such request (or such lesser time as the Trustee may reasonably request in order to enable it to timely provide any notice to be provided by it hereunder), a list in such form as the Trustee may reasonably require of the names and addresses of the Noteholders as of a date not more than 15 days (or such other date as the Trustee may reasonably request in order to so provide any such notices) prior to the time such information is furnished, except that no such list need be furnished so long as the Trustee is acting as Note Registrar.

Section 6.02. Preservation and Disclosure of Lists. (a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Noteholders contained in the most recent list furnished to it as provided in Section 6.01 or maintained by the Trustee in its capacity as Note Registrar, if so acting. The Trustee may destroy any list furnished to it as provided in Section 6.01 upon receipt of a new list so furnished.
(b) The rights of Noteholders to communicate with other Noteholders with respect to their rights under this Indenture or under the Notes and the corresponding rights and duties of the Trustee, shall be as provided by the Trust Indenture Act.
(c) Every Noteholder, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Noteholders made pursuant to the Trust Indenture Act.
Section 6.03. Reports by Trustee. (a) The Trustee shall transmit to holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto. If required by Section 313(a) of the Trust Indenture Act, the Trustee shall, within 60 days after each December 31 following the date of this Indenture, deliver to holders a brief report, dated as of such December 31, that complies with the provisions of such Section 313(a).
(b) A copy of each such report shall, at the time of such transmission to Noteholders, be filed by the Trustee with each stock exchange and automated quotation system upon which the Notes are listed and with the Company. The Company will notify the Trustee in writing within a reasonable time when the Notes are listed on any stock exchange or automated quotation system and when any such listing is discontinued.
ARTICLE 7
Defaults and Remedies
Section 7.01. Events of Default.
(a) The following events shall be “Events of Default” with respect to the Notes:
(i) default in any payment of interest on any Note when due and payable, and the default continues for a period of 30 days;
(ii) default in the payment of principal of any Note when due and payable on the Maturity Date, upon any required Purchase Date, upon declaration of acceleration or otherwise;

(iii) failure by the Company to comply with its obligation to convert the Notes upon exercise of a holder’s conversion right, and such failure continues for a period of five calendar days;
(iv) failure by the Company to provide notice and make an offer to purchase the Notes upon the occurrence of a Fundamental Change when such notice is due in accordance with Section 16.01;
(v) failure by the Company to provide notice of a specified corporate transaction when such notice is due in accordance with Section 15.01(b)(ii) and Section 15.01(b)(iii);
(vi) failure by the Company to comply with its obligations under Article 12;
(vii) failure by the Company for 90 days after written notice from the Trustee or the holders of at least 25% in principal amount of the Notes then outstanding has been received by the Company to comply with any of its other agreements contained in the Notes or this Indenture;
(viii) default by the Company or any Material Operating Subsidiary with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured (in the case of the Company only) or evidenced, any indebtedness for money borrowed in excess of $50 million in the aggregate of the Company and/or any such Material Operating Subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise;
(ix) the Company or any Material Operating Subsidiary commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or any such Material Operating Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any such Material Operating Subsidiary or any substantial part of its property, or consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or makes a general assignment for the benefit of creditors, or fails generally to pay its debts as they become due; or

(x) an involuntary case or other proceeding is commenced against the Company or any Material Operating Subsidiary seeking liquidation, reorganization or other relief with respect to the Company or such Material Operating Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Material Operating Subsidiary or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of 30 consecutive days.
(b) In case one or more Events of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), then, and in each and every such case (other than an Event of Default specified in Section 7.01(a)(ix) or Section 7.01(a)(x) with respect to the Company (and not solely with respect to a Material Operating Subsidiary)), unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding determined in accordance with Section 9.04, by notice in writing to the Company (and to the Trustee if given by Noteholders), may declare 100% of the principal of and accrued and unpaid interest, if any, on all the Notes to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable, anything in this Indenture or in the Notes contained to the contrary notwithstanding. If an Event of Default specified in Section 7.01(a)(ix) or Section 7.01(a)(x) with respect to the Company (and not solely with respect to a Material Operating Subsidiary) occurs and is continuing, the principal of all the Notes and accrued and unpaid interest shall be immediately due and payable.
(c) Notwithstanding anything in this Indenture or in the Notes to the contrary, if elected by the Company, the sole remedy for an Event of Default in respect of a violation of any obligations of the Company pursuant to Section 5.06(b) shall, after the occurrence of such an Event of Default, consist exclusively of the right to receive special interest on the Notes (the “Supplementary Interest”) at an annual rate per year equal to (i) 0.25% per annum of the principal amount of the Notes outstanding for each day during the 90-day period beginning on, and including, the occurrence of such an Event of Default during which such Event of Default is continuing; and (ii) 0.50% per annum of the principal amount of the Notes outstanding for each day during the 90-day period beginning on, and including, the 91st day following, and including, the occurrence of such an Event of Default during which such Event of Default is continuing. The Company may make any such election by written notice to the Trustee no later than the 90th day after receipt by the Company of written notice of such Event of Default from the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding. The Supplementary Interest shall be payable semi-annually at the same time and in the same manner as regular interest on the Notes pursuant to Section 2.03 and Section 5.01. In no event shall Supplementary Interest, together with any Special Interest pursuant to Article 14, accrue at a rate per year in excess of 0.50%, regardless of the number of events or circumstances giving rise to the requirement to pay Supplementary Interest or Special Interest, as the case may be. In addition to the accrual of Supplementary Interest, on and after the 180th day following an Event of Default in respect of a violation of any obligations as set forth in Section 5.06(b), either the Trustee or the Noteholders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal amount of the Notes and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable.
Section 7.02. Payments of Notes on Default; Suit Therefor. If an Event of Default described in clause (i) or (ii) of Section 7.01(a) shall have occurred, the Company shall, upon demand of the Trustee, pay to it, for the benefit of the holders of the Notes, the whole amount then due and payable on the Notes for principal and interest with interest on any overdue principal and interest at the rate borne by the Notes at such time, and, in addition thereto, such further amount as shall be sufficient to cover any amounts due to the Trustee under Section 8.06. If the Company shall fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the monies adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Notes, wherever situated.
In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes under title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor upon the Notes, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 7.02, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and accrued and unpaid interest in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Noteholders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due the Trustee under Section 8.06; and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by each of the Noteholders to make such payments to the Trustee, as administrative expenses, and, in the event that the Trustee shall consent to the making of such payments directly to the Noteholders, to pay to the Trustee any amount due it for reasonable compensation, expenses, advances and disbursements, including agents and counsel fees, and including any other amounts due to the Trustee under Section 8.06 hereof, incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the holders of the Notes may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.
Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Noteholder any plan of reorganization, arrangement, adjustment or composition affecting the Noteholder or the rights of any Noteholder, or to authorize the Trustee to vote in respect of the claim of any Noteholder in any such proceeding.
All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the holders of the Notes.
In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Notes, and it shall not be necessary to make any holders of the Notes parties to any such proceedings.
Section 7.03. Application of Monies Collected by Trustee. Any monies collected by the Trustee pursuant to this Article 7 with respect to the Notes shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such monies, upon presentation of the several Notes, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

First, to the payment of all amounts due the Trustee under Section 8.06;
Second, in case the principal of the outstanding Notes shall not have become due and be unpaid, to the payment of interest on the Notes in default in the order of the date due of the installments of such interest, with interest (to the extent that such interest has been collected by the Trustee) upon the overdue installments of interest at the rate borne by the Notes at such time, such payments to be made ratably to the Persons entitled thereto;
Third, in case the principal of the outstanding Notes shall have become due, by declaration or otherwise, and be unpaid to the payment of the whole amount, including the payment of the Fundamental Change Purchase Price, the Changes in Canadian Tax Law Purchase Price and the cash component of the Conversion Obligation, if any, then owing and unpaid upon the Notes for principal and interest, with interest on the overdue principal and (to the extent that such interest has been collected by the Trustee) upon overdue installments of interest at the rate borne by the Notes at such time, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Notes, then to the payment of such principal and interest without preference or priority of principal, over interest, or of interest over principal or of any installment of interest over any other installment of interest, or of any Note over any other Note, ratably to the aggregate of such principal and accrued and unpaid interest; and
Fourth, to the payment of the remainder, if any, to the Company.
Section 7.04. Proceedings by Noteholders. No holder of any Note shall have any right by virtue of or by availing of any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless such holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as provided in Section 7.01, and unless also the holders of not less than 25% in aggregate principal amount of the Notes then outstanding shall have made a written request to the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such security or indemnity reasonably satisfactory to it against any loss, liability or expense to be incurred therein or thereby, and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding and no direction that, in the opinion of the Trustee, is inconsistent with such written request shall have been given to the Trustee by the holders of a majority in principal amount of the Notes outstanding within such 60-day period pursuant to Section 7.07; it being understood and intended, and being expressly covenanted by the taker and holder of every Note with every other taker and holder and the Trustee that no one or more Noteholders shall have any right in any manner whatever by virtue of or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Noteholder, or to obtain or seek to obtain priority over or preference to any other such holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Noteholders (except as otherwise provided herein). For the protection and enforcement of this Section 7.04, each and every Noteholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Notwithstanding any other provision of this Indenture and any provision of any Note, the right of any Noteholder to receive payment of the principal (including the Fundamental Change Purchase Price upon purchase pursuant to Section 16.01 and the Changes in Canadian Tax Law Purchase Price upon purchase pursuant to Section 17.01, if applicable) of, and accrued and unpaid interest on such Note, on or after the respective due dates expressed or provided for in such Note or in this Indenture, or to institute suit for the enforcement of any such payment on or after such respective dates against the Company shall not be impaired or affected without the consent of such Noteholder.
Anything in this Indenture or the Notes to the contrary notwithstanding, the holder of any Note, without the consent of either the Trustee or the holder of any other Note, in its own behalf and for its own benefit, may enforce, and may institute and maintain any proceeding suitable to enforce, its rights of conversion as provided herein.
Section 7.05. Proceedings by Trustee. In case of an Event of Default, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.
Section 7.06. Remedies Cumulative and Continuing. Except as provided in the last paragraph of Section 2.06, all powers and remedies given by this Article 7 to the Trustee or to the Noteholders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the holders of the Notes, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any holder of any of the Notes to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Default or any acquiescence therein; and, subject to the provisions of Section 7.04, every power and remedy given by this Article 7 or by law to the Trustee or to the Noteholders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Noteholders.

Section 7.07. Direction of Proceedings and Waiver of Defaults by Majority of Noteholders. The holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 9.04 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes; provided, however, that (a) such direction shall not be in conflict with any rule of law or with this Indenture, and (b) the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. The Trustee may refuse to follow any direction that it determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. The holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 9.04 may on behalf of the holders of all of the Notes waive any past Default or Event of Default hereunder and its consequences except (i) a default in the payment of accrued and unpaid interest on, or the principal (including any Fundamental Change Purchase Price and Changes in Canadian Tax Law Purchase Price, if applicable) of, the Notes when due that has not been cured pursuant to the provisions of Section 7.01 and (ii) a failure by the Company to deliver cash, Common Shares or a combination of cash and Common Shares, as applicable, upon conversion of the Notes. Upon any such waiver, the Company, the Trustee and the holders of the Notes shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 7.07, said Default or Event of Default shall for all purposes of the Notes and this Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.
Section 7.08. Notice of Defaults. The Trustee shall, within 90 days after the occurrence and continuance of a Default of which a Responsible Officer has actual knowledge, mail to all Noteholders as the names and addresses of such holders appear upon the Note Register, notice of all Defaults known to a Responsible Officer, unless such Defaults shall have been cured or waived before the giving of such notice; and provided that, except in the case of a Default in the payment of the principal of, or accrued and unpaid interest on, any of the Notes, including without limiting the generality of the foregoing any Default in the payment of any Fundamental Change Purchase Price or Changes in Canadian Tax Law Purchase Price, if applicable, then in any such event the Trustee shall be protected in withholding such notice if and so long as a committee of Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interests of the Noteholders.

Section 7.09. Undertaking to Pay Costs. All parties to this Indenture agree, and each holder of any Note by its acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 7.09 (to the extent permitted by law) shall not apply to any suit instituted by the Trustee, to any suit instituted by any Noteholder, or group of Noteholders, holding in the aggregate more than 10% in principal amount of the Notes at the time outstanding determined in accordance with Section 9.04, or to any suit instituted by any Noteholder for the enforcement of the payment of the principal of or accrued and unpaid interest on any Note (including, but not limited to, the Fundamental Change Purchase Price and the Changes in Canadian Tax Law Purchase Price, if applicable, with respect to the Notes being purchased as provided in this Indenture) on or after the due date expressed or provided for in such Note or to any suit for the enforcement of the right to convert any Note in accordance with the provisions of Article 15.
ARTICLE 8
Concerning the Trustee
Section 8.01. Duties and Responsibilities of Trustee. The Trustee, prior to the occurrence of an Event of Default and after the curing or waiver of all Events of Default that may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default has occurred (which has not been cured or waived) the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs; provided that if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the holders unless such holders have offered an indemnity or security, satisfactory to the Trustee, against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.
No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:
(a) prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default that may have occurred:
(i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture and, after it has been qualified thereunder, the Trust Indenture Act, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture and the Trust Indenture Act against the Trustee; and

(ii) in the absence of bad faith and willful misconduct on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions that by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein);
(b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved in a court of competent jurisdiction that the Trustee was grossly negligent in ascertaining the pertinent facts;
(c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of not less than a majority in principal amount of the Notes at the time outstanding determined as provided in Section 9.04 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;
(d) whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section 8.01;
(e) the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any Paying Agent or any records maintained by any co-registrar with respect to the Notes;
(f) if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred, unless such Responsible Officer of the Trustee had actual knowledge of such event;
(g) in the absence of written investment direction from the Company, all cash received by the Trustee shall be placed in a non-interest bearing trust account, and in no event shall the Trustee be liable for the selection of investments or for investment losses incurred thereon or for losses incurred as a result of the liquidation of any such investment prior to its maturity date or the failure of the party directing such investments prior to its maturity date or the failure of the party directing such investment to provide timely written investment direction, and the Trustee shall have no obligation to invest or reinvest any amounts held hereunder in the absence of such written investment direction from the Company; and

(h) in the event that the Trustee is also acting as Custodian, Note Registrar, Paying Agent, Conversion Agent or transfer agent hereunder, the rights, privileges, immunities, benefits and protections afforded to the Trustee pursuant to this Article 8 shall also be afforded to such Custodian, Note Registrar, Paying Agent, Conversion Agent or transfer agent.
None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.
Section 8.02. Reliance on Documents, Opinions, Etc. Except as otherwise provided in Section 8.01:
(a) the Trustee may conclusively rely and shall be fully protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, Note, coupon or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;
(b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers’ Certificate (unless other evidence in respect thereof be herein specifically prescribed herein); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;
(c) before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel. The Trustee may consult with counsel, of its selection, and require an Opinion of Counsel and any advice of such counsel or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by the Trustee hereunder in good faith and in accordance with such advice or Opinion of Counsel;
(d) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Noteholders pursuant to the provisions of this Indenture, unless such Noteholders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred therein or thereby;
(e) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation;

(f) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, custodians, nominees or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, custodian, nominee or attorney appointed by it with due care hereunder; and
(g) the permissive rights of the Trustee enumerated herein shall not be construed as duties.
In no event shall the Trustee be liable for any special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action other than any such loss or damage caused by the Trustee’s willful misconduct or gross negligence. The Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Notes, unless either (1) a Responsible Officer shall have actual knowledge of such Default or Event of Default or (2) written notice of such Default or Event of Default shall have been given to the Trustee by the Company or by any holder of the Notes.
Section 8.03. No Responsibility for Recitals, Etc. The recitals contained herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Indenture, the Offering Memorandum or of the Notes. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture.
Section 8.04. Trustee, Paying Agents, Conversion Agents or Registrar May Own Notes. The Trustee, any Paying Agent, any Conversion Agent or Note Registrar, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not the Trustee, Paying Agent, Conversion Agent or Note Registrar.
Section 8.05. Monies to Be Held in Trust. All monies received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as may be agreed from time to time by the Company and the Trustee.

Section 8.06. Compensation and Expenses of Trustee. The Company covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, reasonable compensation for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to in writing between the Trustee and the Company, and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of this Indenture in any capacity thereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel and of all Persons not regularly in its employ), except any such expense, disbursement or advance as shall have been caused by its gross negligence, willful misconduct or bad faith. The Company also covenants to indemnify the Trustee in any capacity under this Indenture and any other document or transaction entered into in connection herewith and its agents and any authenticating agent for, and to hold them harmless against, any loss, claim, damage, liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Trustee, its officers, directors, agents or employees, or such agent or authenticating agent, as the case may be, and arising out of or in connection with the acceptance or administration of this trust or in any other capacity hereunder, including the costs and expenses of defending themselves against any claim of liability in the premises. The obligations of the Company under this Section 8.06 to compensate or indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a senior claim to which the Notes are hereby made subordinate on all money or property held or collected by the Trustee, except, subject to the effect of Section 7.03, funds held in trust herewith for the benefit of the holders of particular Notes. The Trustee’s right to receive payment of any amounts due under this Section 8.06 shall not be subordinated even though the Notes may be so subordinated. The obligation of the Company under this Section 8.06 shall survive the satisfaction and discharge of this Indenture and the earlier resignation or removal or the Trustee. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld. The indemnification provided in this Section 8.06 shall extend to the officers, directors, agents and employees of the Trustee.
Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default specified in Section 7.01Section 7.01(a)(ix) or Section 7.01(a)(x) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

Section 8.07. Officers’ Certificate as Evidence. Except as otherwise provided in Section 8.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of gross negligence, willful misconduct, recklessness and bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an Officers’ Certificate delivered to the Trustee, and such Officers’ Certificate, in the absence of gross negligence, willful misconduct, recklessness and bad faith on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.
Section 8.08. Conflicting Interests of Trustee. After qualification of this Indenture under the Trust Indenture Act, if the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest within 90 days, apply to the Commission for permission to continue as Trustee or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.
Section 8.09. Eligibility of Trustee. There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section 8.09, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 8.09, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 8.
Section 8.10. Resignation or Removal of Trustee. (a) The Trustee may at any time resign by giving written notice of such resignation to the Company and by mailing notice thereof to the Noteholders at their addresses as they shall appear on the Note Register. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment within 60 days after the mailing of such notice of resignation to the Noteholders, the resigning Trustee may, upon ten Business Days’ notice to the Company and the Noteholders, petition any court of competent jurisdiction for the appointment of a successor trustee, or any Noteholder who has been a bona fide holder of a Note or Notes for at least six months may, subject to the provisions of Section 7.09, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b) In case at any time any of the following shall occur:
(i) the Trustee shall fail to comply with Section 8.08 within a reasonable time after written request therefor by the Company or by any Noteholder who has been a bona fide holder of a Note or Notes for at least six months; or
(ii) the Trustee shall cease to be eligible in accordance with the provisions of Section 8.09 and shall fail to resign after written request therefor by the Company or by any such Noteholder; or
(iii) the Trustee shall become incapable of acting, or shall be adjudged as bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, the Company may by a Board Resolution remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 7.09, any Noteholder who has been a bona fide holder of a Note or Notes for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.
(c) The holders of a majority in aggregate principal amount of the Notes at the time outstanding, as determined in accordance with Section 9.04, may at any time remove the Trustee and nominate a successor trustee that shall be deemed appointed as successor trustee unless within ten days after notice to the Company of such nomination the Company objects thereto, in which case the Trustee so removed or any Noteholder, upon the terms and conditions and otherwise as in Section 8.10(a) provided, may petition any court of competent jurisdiction for an appointment of a successor trustee.
(d) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 8.10 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 8.11.

Section 8.11. Acceptance by Successor Trustee. Any successor trustee appointed as provided in Section 8.10 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 8.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and conferring to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a senior claim to which the Notes are hereby made subordinate on all money or property held or collected by such trustee as such, except for funds held in trust for the benefit of holders of particular Notes, to secure any amounts then due it pursuant to the provisions of Section 8.06.
No successor trustee shall accept appointment as provided in this Section 8.11 unless at the time of such acceptance such successor trustee shall be qualified under the provisions of Section 8.08 and be eligible under the provisions of Section 8.09.
Upon acceptance of appointment by a successor trustee as provided in this Section 8.11, each of the Company and the successor trustee, at the written direction and at the expense of the Company shall mail or cause to be mailed notice of the succession of such trustee hereunder to the Noteholders at their addresses as they shall appear on the Note Register. If the Company fails to mail such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Company.
Section 8.12. Succession by Merger, Etc. Any corporation or other entity into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee (including the administration of this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that in the case of any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee such corporation or other entity shall be qualified under the provisions of Section 8.08 and eligible under the provisions of Section 8.09.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee or an authenticating agent appointed by such successor trustee may authenticate such Notes either in the name of any predecessor trustee hereunder or in the name of the successor trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Notes in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.
Section 8.13. Limitation on Rights of Trustee as Creditor. If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Notes), after qualification under the Trust Indenture Act, the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of the claims against the Company (or any such other obligor).
Section 8.14. Trustee’s Application for Instructions from the Company. Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the holders of the Notes under this Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date any officer that the Company has indicated to the Trustee should receive such application actually receives such application, unless any such officer shall have consented in writing to any earlier date), unless, prior to taking any such action (or the effective date in the case of any omission), the Trustee shall have received written instructions in accordance with this Indenture in response to such application specifying the action to be taken or omitted.

ARTICLE 9
Concerning the Noteholders
Section 9.01. Action by Noteholders. Whenever in this Indenture it is provided that the holders of a specified percentage in aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the holders of such specified percentage have joined therein may be evidenced by any instrument or any number of instruments of similar tenor executed by Noteholders in person or by agent or proxy appointed in writing. Whenever the Company or the Trustee solicits the taking of any action by the holders of the Notes, the Company or the Trustee may, but shall not be required to, fix in advance of such solicitation, a date as the record date for determining Noteholders entitled to take such action. The record date, if one is selected, shall be not more than 15 days prior to the date of commencement of solicitation of such action.
Section 9.02. Proof of Execution by Noteholders. Subject to the provisions of Section 8.01 and Section 8.02, proof of the execution of any instrument by a Noteholder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Notes shall be proved by the Note Register or by a certificate of the Note Registrar.
Section 9.03. Who Are Deemed Absolute Owners. The Company, the Trustee, any authenticating agent, any Paying Agent, any Conversion Agent and any Note Registrar may deem the Person in whose name a Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Note Registrar) for the purpose of receiving payment of or on account of the principal of and (subject to Section 2.03) accrued and unpaid interest on such Note, for conversion or purchase of such Note and for all other purposes; and neither the Company nor the Trustee nor any Paying Agent nor any Conversion Agent nor any Note Registrar shall be affected by any notice to the contrary. All such payments so made to any holder for the time being, or upon its order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for monies payable upon any such Note.

Section 9.04. Company-Owned Notes Disregarded. In determining whether the holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under this Indenture, Notes that are (i) owned by the Company or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company and (ii) have been cancelled in accordance with Section 2.08 shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Notes that a Responsible Officer knows are so owned shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as outstanding for the purposes of this Section 9.04 if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to so act with respect to such Notes and that the pledgee is not the Company or a Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall promptly furnish to the Trustee an Officers’ Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to Section 8.01, the Trustee shall be entitled to accept such Officers’ Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.
Section 9.05. Revocation of Consents; Future Holders Bound. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 9.01, of the taking of any action by the holders of the percentage in aggregate principal amount of the Notes specified in this Indenture in connection with such action, any holder of a Note that is shown by the evidence to be included in the Notes the holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 9.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the holder of any Note shall be conclusive and binding upon such holder and upon all future holders and owners of such Note and of any Notes issued in exchange or substitution therefor or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor or upon registration of transfer thereof.

ARTICLE 10
[Intentionally Omitted]
ARTICLE 11
Supplemental Indentures
Section 11.01. Supplemental Indentures Without Consent of Noteholders. The Company, at the Company’s expense, may, from time to time and at any time, enter into an indenture or indentures supplemental hereto for one or more of the following purposes to:
(a) cure any ambiguity, omission, defect or inconsistency in this Indenture or conform the terms of the Indenture or the Notes to the description thereof in the Offering Memorandum;
(b) provide for the assumption by a Successor Entity of the obligations of the Company under this Indenture pursuant to Article 12;
(c) add guarantees with respect to the Notes;
(d) secure the Notes;
(e) add to the covenants of the Company for the benefit of the Noteholders or surrender any right or power conferred upon the Company;
(f) comply with any requirements of, or maintain the qualification of this Indenture, under the Trust Indenture Act;
(g) issuing additional Notes as provided in Section 2.10; or
(h) make any change that does not adversely affect the rights of any holder in any material respect.

Upon the written request of the Company, the Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to, but may in its discretion, enter into any supplemental indenture that affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.
Any supplemental indenture authorized by the provisions of this Section 11.01 may be executed by the Company and the Trustee without the consent of the holders of any of the Notes at the time outstanding, notwithstanding any of the provisions of Section 11.02.
For greater certainty, no supplemental indenture authorized by the provisions of this section 11.01 will provide the Noteholders with a right to require the Company to repay more than 25% of the aggregate principal amount of the Notes outstanding at the date of the issue of the Notes within five years from the date of the issue of the Notes except as so provided in this Indenture as originally executed.
Section 11.02. Supplemental Indentures with Consent of Noteholders. With the consent (evidenced as provided in Article 9) of the holders of at least a majority in aggregate principal amount of the Notes at the time outstanding (determined in accordance with Article 9 and including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), the Company, at the Company’s expense, may, from time to time, and at any time enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any supplemental indenture or of modifying in any manner the rights of the holders of the Notes; provided, however, that no such indenture or supplemental indenture shall:
(a) reduce the percentage in aggregate principal amount of Notes outstanding necessary to modify or amend this Indenture or to waive any past Default or Event of Default;
(b) reduce the rate or extend the stated time for payment of interest on any Note;
(c) reduce the principal of, or extend the Maturity Date of, any Note;

(d) make any change that impairs or adversely affects the conversion rights of any Notes;
(e) reduce the Fundamental Change Purchase Price or Changes in Canadian Tax Law Purchase Price of any Note or amend or modify in any manner adverse to the holders of the Notes the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;
(f) make any Note payable in a currency other than that stated in the Note;
(g) change the ranking in right of payment of the Notes;
(h) impair the right of any holder to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Note; or
(i) make any change in this Article 11 that requires each holder’s consent or in the waiver provisions in Section 7.01 or Section 7.07;
in each case without the consent of each holder of an outstanding Note affected.
Upon the written request of the Company, and upon the filing with the Trustee of evidence of the consent of Noteholders as aforesaid and subject to Section 11.05, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.
It shall not be necessary for the consent of the Noteholders under this Section 11.02 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof. After an amendment under this Indenture becomes effective, the Company shall mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.
Section 11.03. Effect of Supplemental Indentures. Any supplemental indenture executed pursuant to the provisions of this Article 11 shall comply with the Trust Indenture Act, as then in effect; provided that this Section 11.03 shall not require such supplemental indenture to be qualified under the Trust Indenture Act prior to the time such qualification is in fact required under the terms of the Trust Indenture Act or this Indenture has been qualified under the Trust Indenture Act, nor shall any such qualification constitute any admission or acknowledgment by any party to such supplemental indenture that any such qualification is required prior to the time such qualification is in fact required under the terms of the Trust Indenture Act or this Indenture has been qualified under the Trust Indenture Act. Upon the execution of any supplemental indenture pursuant to the provisions of this Article 11, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the Noteholders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 11.04. Notation on Notes. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article 11 may, at the Company’s expense, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any modification of this Indenture contained in any such supplemental indenture may, at the Company’s expense, be prepared and executed by the Company, authenticated by the Trustee (or an authenticating agent duly appointed by the Trustee pursuant to Section 19.11) and delivered in exchange for the Notes then outstanding, upon surrender of such Notes then outstanding.
Section 11.05. Evidence of Compliance of Supplemental Indenture to Be Furnished Trustee. In addition to the documents required by Section 19.05, the Trustee shall receive an Officers’ Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article 11 and is permitted or authorized by the Indenture.
ARTICLE 12
Consolidation, Merger, Sale, Conveyance and Lease
Section 12.01. Company May Consolidate, Etc. on Certain Terms.
Subject to the provisions of Section 12.02, the Company shall not consolidate with or merge, amalgmate or arrange with or into, or sell, convey, transfer or lease all or substantially all of its properties and assets to another Person, unless:
(a) the resulting, surviving or transferee Person (the “Successor Entity”) (if not the Company) shall be an entity organized and existing under the laws of Canada, any province or territory thereof, the United States or any State thereof (including the District of Columbia), and the Successor Entity (if not the Company) shall expressly assume, by supplemental indenture, executed and delivered to the Trustee, all the obligations of the Company under the Notes and this Indenture; and
(b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing under this Indenture.

Upon any such consolidation, merger, amalgamation, arrangement or sale, conveyance, transfer or lease, the Successor Entity (if not the Company) shall succeed to, and may exercise every right and power of, the Company under this Indenture.
Section 12.02. Successor Entity to Be Substituted. In case of any such consolidation, merger, amalgamation, arrangement or sale, conveyance, transfer or lease and upon the assumption by the Successor Entity, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and accrued and unpaid interest, if any, on all of the Notes, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, such Successor Entity shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as the party of the first part. Such Successor Entity thereupon may cause to be signed, and may issue either in its own name or in the name of the Company any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such Successor Entity (if not the Company) instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Notes that such Successor Entity thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, amalgamation, arrangement or sale, conveyance or transfer (but not in the case of a lease), the Person named as the “Company” in the first paragraph of this Indenture or any successor that shall thereafter have become such in the manner prescribed in this Article 12 may be dissolved, wound up and liquidated at any time thereafter.
In case of any such consolidation, merger, amalgamation, arrangement or sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.
Section 12.03. Opinion of Counsel to Be Given Trustee. No merger, consolidation, amalgamation, arrangement or sale, conveyance, transfer or lease shall be effective unless the Trustee shall receive an Officers’ Certificate and an Opinion of Counsel as conclusive evidence that any such merger, consolidation, amalgamation, arrangement or sale, conveyance, transfer or lease and any such assumption and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the provisions of this Article 12.

ARTICLE 13
Immunity of Incorporators, Shareholders, Officers and Directors
Section 13.01. Indenture and Notes Solely Corporate Obligations. No recourse for the payment of the principal of or accrued and unpaid interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, employee, agent, officer or director or Subsidiary, as such, past, present or future, of the Company or of any Successor Entity, either directly or through the Company or any Successor Entity, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.
ARTICLE 14
Special Interest
Section 14.01. Special Interest. (a) If (i) at any time during the six-month period beginning on, and including, the date which is six months after the last date on which any of the Notes are originally issued, (1) the Company fails to timely file any document or report that it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, as applicable (after giving effect to any grace period provided by Rule 12b-25 under the Exchange Act (or if such grace period is not applicable, 14 calendar days)) but excluding reports on Form 6-K, or (2) the Notes are not otherwise freely tradable by holders other than the Company’s Affiliates (as a result of restrictions pursuant to U.S. securities law or the terms of the Indenture or the Notes), or (ii) as of June 6, 2010, the restrictive legend on the Notes specified in Section 2.05(d) has not been removed (automatically pursuant to Section 2.05(g), deemed to be removed pursuant to Section 14.01(f) or otherwise) or the Notes are not otherwise freely tradable by holders other than the Company’s Affiliates (without restrictions pursuant to U.S. securities law or the terms of the Indenture or the Notes) (each such event referred to in clauses (i) and (ii), a “Restricted Transfer Default”), and the Company has not cured any such Restricted Transfer Default by the date that is 14 calendar days following the occurrence of such Restricted Transfer Default (such date, the “Restricted Transfer Triggering Date”), then the Company shall pay special interest (the “Special Interest”) in cash on the Notes as set forth in Section 14.01(b).

(b) Special Interest on the Notes will accrue with respect to the first 90-day period (or portion thereof) following the Restricted Transfer Triggering Date for each day that a Restricted Transfer Default is continuing at a rate equal to 0.25% per annum of the principal amount of Notes, which rate shall increase by an additional 0.25% per annum of the principal amount of the Notes for each subsequent 90-day period (or portion thereof) while a Restricted Transfer Default is continuing until all Restricted Transfer Defaults have been cured, up to a maximum of 0.50% per annum of the principal amount of the Notes. Following the cure of all Restricted Transfer Defaults, the accrual of Special Interest arising from Restricted Transfer Defaults shall cease. Special Interest will be payable in arrears on each Interest Payment Date following accrual in the same manner as regular interest on the Notes pursuant to Section 2.03 and Section 5.01. Notwithstanding anything to the contrary contained in this Indenture, in no event shall Special Interest, when aggregated with any Supplementary Interest payable hereunder, accrue at an annual rate per year in excess of 0.50%, regardless of the number of events or circumstances giving rise to the requirement to pay such Special Interest or Supplementary Interest.
(c) As used in Section 14.01(a), documents or reports that the Company is required to “file” with the Commission pursuant to Section 13 or 15(d) of the Exchange Act does not include documents or reports that the Company furnishes to the Commission pursuant to Section 13 or 15(d) of the Exchange Act.
(d) Subject to the last sentence of Section 14.01(b), the Special Interest that is payable as a result of the occurrence of a Restricted Transfer Default in accordance with this Article 14 shall be in addition to, and not in lieu of, any Supplementary Interest that may be payable as a result of the Company’s election pursuant to Section 7.01.
(e) If the restrictive legend on the Notes specified in Section 2.05(d) has not been removed or the Notes are not otherwise freely tradable by holders other than the Company’s Affiliates, the Company may elect to designate an effective shelf registration statement for the resale of the Notes or any Common Shares issuable upon conversion of the Notes. Special Interest will not accrue for each day on which such registration statement remains effective and usable by holders for the resale of the Notes or any Common Shares.
(f) Any Notes that are, when issued, Restricted Securities shall be issued with a restricted CUSIP number. Until such time as the Company notifies the Trustee to remove the restrictive legend specified in Section 2.05(d) from the Notes, the restricted CUSIP shall be the CUSIP number for the Notes. At such time as the Company notifies the Trustee to remove the restrictive legend specified in Section 2.05(d) from the Notes, such legend shall for all purposes of this Indenture and the Notes (including this Section 14.01) be deemed removed from any Global Note and an unrestricted CUSIP number for the Notes shall be deemed to be the CUSIP number for the Notes and Special Interest shall not be payable hereunder.

ARTICLE 15
Conversion of Notes
Section 15.01. Conversion Privilege. (a) Upon compliance with the provisions of this Article 15, a Noteholder shall have the right, at such holder’s option, to convert all or any portion (if the portion to be converted is $1,000 principal amount or an integral multiple thereof) of such Note into Common Shares (i) subject to satisfaction of the conditions described in Section 15.01(b) below, at any time prior to May 1, 2014 under the circumstances and during the periods set forth in Section 15.01(b) below, and (ii) irrespective of the conditions described in Section 15.01(b) below, on or after May 1, 2014 and prior to the close of business on the Business Day immediately preceding the Maturity Date, in each case, at an initial conversion rate (the “Conversion Rate”) of 20.8407 Common Shares (subject to adjustment as provided in Section 15.04 of this Indenture) per $1,000 principal amount of Notes (subject to the settlement provisions of Section 15.02, the “Conversion Obligation”).
(b) (i) The Notes may be surrendered for conversion during the five Business Day period immediately after any 10 consecutive Trading Day period (the “Measurement Period”) in which the Trading Price per $1,000 principal amount of Notes for each day of such Measurement Period was less than 98% of the product of the Conversion Rate on such Trading Day and the Last Reported Sale Price of the Common Shares on such Trading Day. The Trading Prices shall be determined by the Bid Solicitation Agent pursuant to this clause and the definition of Trading Price set forth in this Indenture. The Company shall provide written notice to the Trustee and the Bid Solicitation Agent of the three independent nationally recognized securities dealers selected by the Company pursuant to the definition of Trading Price, along with appropriate contact information for each. The Bid Solicitation Agent shall have no obligation to determine the Trading Price of the Notes unless requested by the Company, and the Company shall have no obligation to make such request unless a Noteholder provides the Company with reasonable evidence that the Trading Price per $1,000 principal amount of the Notes would be less than 98% of the product of the Conversion Rate and the Last Reported Sale Price of the Common Shares at such time, at which time the Company shall instruct the Bid Solicitation Agent to determine the Trading Price of the Notes beginning on the next Trading Day and on each successive Trading Day until the Trading Price per Note is greater than or equal to 98% of the product of the Conversion Rate and the Last Reported Sale Price of the Common Shares on such Trading Day. If the Company does not, when obligated to, instruct the Bid Solicitation Agent to determine the Trading Price of the Notes as provided in the preceding sentence, or if the Company gives such instruction to the Bid Solicitation Agent, and the Bid Solicitation Agent fails to make such determination, then the Trading Price per $1,000 principal amount of Notes will be deemed to be less than 98% of the product of the Last Reported Sale Price of the Common Shares and the Conversion Rate. If the Trading Price condition set forth above has been met, the Company shall so notify the Noteholders, the Trustee and the Conversion Agent. If, at any time after the Trading Price condition set forth above has been met, the Trading Price per $1,000 principal amount of Notes is greater than 98% of the product of the Conversion Rate and the Last Reported Sale Price of the Common Shares on such Trading Day, the Company shall so notify the holders of the Notes, the Trustee and the Conversion Agent and the Trustee shall promptly notify the holders of the Notes.

(ii) If Company elects to:
(A) issue to all or substantially all holders of its Common Shares certain rights or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase its Common Shares, at a price per share less than the Last Reported Sale Price of the Common Shares for the Trading Day immediately preceding the announcement date for such issuance; or
(B) distribute to all or substantially all holders of its Common Shares the Company’s assets, debt securities, or certain rights to purchase securities of the Company, which distribution has a per share value (as reasonably determined by the Board of Directors) exceeding 10% of the Last Reported Sale Price of the Common Shares on the Trading Day immediately preceding the date of announcement for such distribution, then, in each case, the Company shall notify all Noteholders, the Trustee and the Conversion Agent, in writing, at least 25 Scheduled Trading Days prior to the Ex-Dividend Date for such distribution, unless the Company has previously agreed to a Physical Settlement of the Notes converted upon satisfaction of the condition described in this Section 15.01(b)(ii), in which case the Company shall notify all holders of the Notes, the Trustee and the Conversion Agent, in writing, at least 10 Scheduled Trading Days prior to the Ex-Dividend Date for such distribution. Once the Company has given such notice, or otherwise notified its shareholders of such issuance or distribution, the Notes may be surrendered for conversion at any time until the earlier of (1) the close of business on the Business Day immediately prior to such Ex-Dividend Date and (2) the Company’s announcement that such distribution will not take place, even if the Notes are not otherwise convertible at such time.
(iii) In the event of a Fundamental Change or a Make-Whole Fundamental Change, regardless of whether the Company shall be required to make an offer to purchase the Notes pursuant to Section 16.01, or if the Company is a party to a consolidation, merger, amalgamation, arrangement, binding share exchange, or transfer or lease of all or substantially all of its assets, pursuant to which the Common Shares would be converted into cash, securities or other assets the Notes may be surrendered for conversion at any time from or after the date which is 25 Scheduled Trading Days prior to the anticipated effective date of the transaction until 35 Trading Days after the actual effective date of such transaction or, if such transaction also constitutes a Fundamental Change, until the related Fundamental Change Purchase Date. If Noteholders would otherwise be entitled to receive, upon conversion of the Notes pursuant to this Indenture, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied for the 2007 taxation year (“Ineligible Consideration”), such holders shall not be entitled to receive such Ineligible Consideration but the Company or the Successor Entity, as the case may be, shall have the right (at the sole option of the Company or the Successor Entity, as the case may be) to deliver either such Ineligible Consideration or “prescribed securities,” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied for the 2007 taxation year, with a market value equal to the market value of such Ineligible Consideration. The Company shall notify Noteholders, the Conversion Agent and the Trustee as promptly as practicable following the date it publicly announces such transaction but in no event less than 25 Scheduled Trading Days prior to the anticipated effective date of such transaction, unless the Company shall have previously agreed to a Physical Settlement of the Notes converted upon satisfaction of the condition described in this Section 15.01(b)(iii), in which case the Company shall notify all Noteholders, the Conversion Agent and the Trustee no less than 10 Scheduled Trading Days prior to the anticipated effective date of such transaction. Such notice shall also state the consideration into which the Notes will be convertible after the effective date of such transaction. After such notice, the Company or the Successor Entity, as the case may be, may not change the consideration to be delivered upon conversion of the Notes except in accordance with any other provision of this Indenture, including, for greater certainty, this Section 15.01(b)(iii).
(iv) The Notes may be surrendered for conversion in any Calendar Quarter after the Calendar Quarter ending September 30, 2009, and only during such Calendar Quarter, if the Last Reported Sale Price of the Common Shares for at least 20 Trading Days (whether or not consecutive) in a period of 30 consecutive Trading Days ending on the last Trading Day of the immediately preceding Calendar Quarter is equal to or more than 130% of the Conversion Price on each such Trading Day (such price, the “Conversion Trigger Price”). The Conversion Agent, on behalf of the Company, shall determine at the beginning of each Calendar Quarter commencing after September 30, 2009 whether or not the Notes may be surrendered for conversion in accordance with this clause (iv) and, if so, shall notify in writing within five Business Days of such determination the Company and the Trustee.

(v) If the Company makes an offer to purchase the Notes pursuant to Section 17.01, a Noteholder may surrender all or any of its Notes for conversion prior to the close of business on the Business Day immediately preceding the Changes in Canadian Tax Law Purchase Date, even if the Notes are not otherwise convertible at such time.
Section 15.02. Conversion Procedure.
(a) [Intentionally Omitted].
(b) Subject to this Section 15.02, upon any conversion of any Note, the Company shall deliver, in satisfaction of its Conversion Obligation, to converting Noteholders, in respect of each $1,000 principal amount of Notes being converted, Common Shares, together with cash, if applicable, in lieu of fractional Common Shares in accordance with Section 15.02(c)(v) (a “Physical Settlement”). Notwithstanding the foregoing, the Company may elect in accordance with clause (c) below to satisfy its Conversion Obligation by payment or delivery, as the case may be, with either (i) solely cash (a “Cash Settlement”) or (ii) a combination of cash and Common Shares (a “Combination Settlement”), together with cash in lieu of fractional Common Shares as set forth in Section 15.02(c)(v). Upon a conversion of Notes where the Company elects a Combination Settlement, accrued and unpaid interest shall be deemed to be paid first out of any cash paid upon such conversion.
(c) If, in respect of any Conversion Date, the Company elects a Cash Settlement or Combination Settlement, the Company shall notify Noteholders through the Trustee (the “Settlement Notice”) of the relevant Settlement Method:
(i) for conversions that occur after the Company’s offer to purchase the Notes in accordance with Section 17.01 and prior to the related Changes in Canadian Tax Law Purchase Date, in the Company’s Changes in Canadian Tax Law Purchase Offer (which will apply to all such conversions);
(ii) for conversions that occur on or after the 22nd Scheduled Trading Day prior to the Maturity Date, by separate notice to all holders delivered prior to such Trading Day (which will apply to all such conversions); and
(iii) in all other cases, no later than on the Business Day immediately following the related Conversion Date.

Any such Settlement Notice will be irrevocable. The Settlement Notice shall specify whether the Company shall satisfy its Conversion Obligation, in lieu of a Physical Settlement, by (A) a Cash Settlement or (B) a Combination Settlement. In the case of an election for a Combination Settlement, the relevant Settlement Notice shall indicate the Specified Dollar Amount. If the Company does not deliver a Settlement Notice, the Company will be deemed to have elected a Physical Settlement in respect of its Conversion Obligation.
(iv) The Common Shares, cash or combination of cash and Common Shares deliverable in respect of any conversion of Notes (the “Settlement Amount”) shall be computed as follows:
(A) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by a Physical Settlement, the Company will deliver to the converting Noteholder a number of Common Shares equal to the product of (1) the aggregate principal amount of Notes to be converted, divided by $1,000, and (2) the Conversion Rate in effect on the Conversion Date;
(B) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by a Cash Settlement, the Company shall pay to the converting Noteholder cash in an amount per $1,000 principal amount of Notes being converted equal to the sum of the Daily Conversion Values for each of the 20 consecutive Trading Days during the related Observation Period; and
(C) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by a Combination Settlement, the Company shall pay and deliver, as the case may be, in respect of each $1,000 principal amount of Notes being converted, a Settlement Amount equal to the sum of the Daily Settlement Amounts for each of the 20 consecutive Trading Days during the related Observation Period.
(v) The Company shall not issue fractional Common Shares upon conversion of the Notes and will instead at its option, (i) pay cash in lieu of fractional Common Shares based on the Daily VWAP on the relevant Conversion Date (if the Company elects to satisfy its Conversion Obligation by a Physical Settlement) or based on the Daily VWAP on the last Trading Day of the relevant Observation Period (in the case of any other Settlement Method) or (ii) round up the number of Common Shares to be delivered in connection with settlement to the nearest whole number.
(vi) The Daily Settlement Amounts (if applicable) and the Daily Conversion Values (if applicable) shall be determined by the Company promptly following the last day of the Observation Period. Promptly after such determination of the Daily Settlement Amounts or the Daily Conversion Values, as the case may be, and the amount of cash deliverable in lieu of fractional Common Shares (if applicable), the Company shall notify the Trustee and the Conversion Agent of the Daily Settlement Amounts or the Daily Conversion Values, as the case may be, and the amount of cash deliverable in lieu of fractional Common Shares (if applicable). The Trustee and the Conversion Agents shall have no responsibility for any such determination.

(d) Before any holder of a Note shall be entitled to convert the same as set forth above, such holder shall (i) in the case of a Global Note, comply with the procedures of the Depositary in effect at that time and, if required, pay funds equal to interest payable on the next Interest Payment Date to which such holder is not entitled as set forth in Section 15.02(j) and, if required, all transfer or similar taxes, if any, and (ii) in the case of a Note issued in certificated form, (1) complete and manually sign and deliver an irrevocable notice to the Conversion Agent in the form on the reverse of such certificated Note (or a facsimile thereof) (Exhibit B hereto) (a “Notice of Conversion”) at the office of the Conversion Agent and shall state in writing therein the principal amount of Notes to be converted and the name or names (with addresses) in which such holder wishes the certificate or certificates for any Common Shares, if any, to be delivered upon settlement of the Conversion Obligation to be registered, (2) surrender such Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), at the office of the Conversion Agent, (3) if required, pay funds equal to interest payable on the next Interest Payment Date to which such holder is not entitled as set forth in Section 15.02(j), (4) if required, furnish appropriate endorsements and transfer documents, and (5) if required, pay all transfer or similar taxes, if any as set forth in Section 15.02(g). The Trustee (and if different, the relevant Conversion Agent) shall notify the Company of any conversion pursuant to this Article 15 on the date of such conversion. No Notice of Conversion with respect to any Notes may be surrendered by a holder thereof if such holder has also delivered a Fundamental Change Purchase Acceptance Notice or Changes in Canadian Tax Law Purchase Acceptance Notice, as applicable, to the Company in respect of such Notes and not validly withdrawn such Fundamental Change Purchase Acceptance Notice in accordance with Section 16.02 or such Changes in Canadian Tax Law Purchase Acceptance Notice in accordance with Section 17.02, as applicable.
If more than one Note shall be surrendered for conversion at one time by the same holder, the Conversion Obligation with respect to such Notes, if any, that shall be payable upon conversion shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof to the extent permitted thereby) so surrendered.
(e) A Note shall be deemed to have been converted at the close of business on the date (the “Conversion Date”) that the holder of such Note has complied with the requirements set forth in clause (d) above. The Company shall deliver Common Shares, and pay cash in lieu of fractional Common Shares (if applicable) due in respect of its Conversion Obligation no later than the third Business Day following the relevant Conversion Date, if the Company elects to satisfy the related Conversion Obligation by a Physical Settlement. In the case of any other Settlement Method, the Company shall pay the cash and deliver the Common Shares, as applicable, no later than the third Business Day following the last Trading Day of the Observation Period. If any Common Shares are due to converting Noteholders, the Company shall issue or cause to be issued, and deliver to the Conversion Agent or to such Noteholder, or such Noteholder’s nominee or nominees, certificates or a book-entry transfer through the Depositary for the number of full Common Shares to which such Noteholder shall be entitled in satisfaction of such Conversion Obligation.

(f) In case any Note shall be surrendered for partial conversion, the Company shall execute and the Trustee shall authenticate and deliver to or upon the written order of the holder of the Note so surrendered, without charge to such holder, a new Note or Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Note.
(g) If a holder submits a Note for conversion, the Company shall pay all stamp and other duties, if any, with respect to the issuance of Common Shares, if any, upon the conversion. However, the holder shall pay any such tax that is due because the holder requests any Common Shares to be issued in a name other than the holder’s name. The Conversion Agent may refuse to deliver the certificates representing the Common Shares being issued in a name other than the holder’s name until the Trustee receives a sum sufficient to pay any tax that will be due because the shares are to be issued in a name other than the holder’s name.
(h) Except as provided in Section 15.04, no adjustment shall be made for dividends on any shares issued upon the conversion of any Note as provided in this Article 15.
(i) Upon the conversion of an interest in a Global Note, the Trustee, or the Custodian at the direction of the Trustee, shall make a notation on such Global Note as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any conversion of Notes effected through any Conversion Agent other than the Trustee.
(j) Upon conversion, a Noteholder shall not receive any separate cash payment for accrued and unpaid interest, except as set forth below. The Company’s settlement of the Conversion Obligations as described above shall be deemed to satisfy its obligation to pay the principal amount of the Note and accrued and unpaid interest to, but not including, the Conversion Date. As a result, accrued and unpaid interest to, but not including, the Conversion Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the preceding sentence, if Notes are converted after the close of business on a Interest Record Date, holders of such Notes as of the close of business on the Interest Record Date will receive the interest payable on such Notes on the corresponding Interest Payment Date notwithstanding the conversion. Notes surrendered for conversion during the period from the close of business on any Interest Record Date to the opening of business on the corresponding Interest Payment Date must be accompanied by payment of an amount equal to the interest payable on the Notes so converted; provided, however, that no such payment shall be required (1) if the Company has specified a Changes in Canadian Tax Law Purchase Date that is after a Interest Record Date but on or prior to the Business Day after the corresponding Interest Payment Date, (2) if the Company has specified a Fundamental Change Purchase Date that is after a Interest Record Date but on or prior to the Business Day after the corresponding Interest Payment Date, (3) to the extent of any Defaulted Interest, if any, existing at the time of conversion with respect to such Note or (4) if the Notes are surrendered for conversion after the close of business on the Interest Record Date immediately preceding the Maturity Date. Except as described above, no payment or adjustment will be made for accrued and unpaid interest on converted Notes.
(k) After giving effect to Section 15.02(i), if applicable, the Person in whose name the certificate for any Common Shares delivered upon conversion is registered shall be treated as if such Person were a shareholder of record as of the close of business on the relevant Conversion Date (if the Company elects to satisfy the related Conversion Obligation by a Physical Settlement) or the last Trading Day of the related Observation Period (in the case of a Combination Settlement), as the case may be, solely for the purpose of receiving any dividend, distribution, share split or combination, tender or exchange offer or any other event that would lead to an adjustment of the Conversion Rate pursuant to Section 15.04.
(l) For each Note surrendered for conversion, if the Company has elected to deliver a Combination Settlement in respect of its Conversion Obligation, the number of Common Shares that shall be issued upon conversion thereof shall be computed on the basis of the aggregate Daily Settlement Amounts for the applicable Observation Period and any fractional Common Shares shall be paid or delivered in accordance with Section 15.02(c)(v). If more than one Note shall be surrendered for conversion at one time by the same holder, the number of Common Shares that shall be issued upon conversion thereof shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof) so surrendered.

Section 15.03. Increased Conversion Rate Applicable to Certain Notes Surrendered in Connection with Make-Whole Fundamental Changes. (a) Notwithstanding anything herein to the contrary, the Conversion Rate applicable to each Note that is surrendered for conversion, in accordance with this Article 15, at any time from, and including, the effective date of a Make-Whole Fundamental Change until, and including, the close of business on the Business Day immediately prior to the related Fundamental Change Purchase Date (or, in the case of a Make-Whole Fundamental Change that would have been a Fundamental Change but for the proviso in clause (b) of the definition thereof, the 30th Trading Day immediately following the effective date of such Make-Whole Fundamental Change) corresponding to such Make-Whole Fundamental Change, shall be increased by a number of additional Common Shares (the “Additional Shares”) as set forth in the table below by reference to the effective date of such Make-Whole Fundamental Change (the “Effective Date”) and the Share Price for such Make-Whole Fundamental Change:
Additional Shares
(per $1,000 principal amount of Notes)

	Share price
Effective date	$36.91	$45.00	$55.00	$65.00	$75.00	$85.00	$95.00	$105.00	$115.00	$125.00	$135.00	$145.00	$155.00	$165.00
June 5, 2009	6.2522	4.7013	2.9552	1.9655	1.3664	0.9840	0.7289	0.5521	0.4256	0.3326	0.2624	0.2085	0.1663	0.1327
August 1, 2010	6.2522	4.6757	2.8256	1.8084	1.2134	0.8468	0.6106	0.4522	0.3421	0.2630	0.2047	0.1606	0.1266	0.0999
August 1, 2011	6.2522	4.4906	2.5569	1.5414	0.9784	0.6507	0.4509	0.3237	0.2391	0.1807	0.1387	0.1077	0.0840	0.0655
August 1, 2012	6.2522	4.0596	2.0782	1.1206	0.6412	0.3912	0.2546	0.1757	0.1273	0.0956	0.0736	0.0574	0.0449	0.0350
August 1, 2013	6.2522	3.2419	1.2744	0.5038	0.2140	0.1055	0.0628	0.0439	0.0336	0.0269	0.0218	0.0177	0.0141	0.0110
August 1, 2014	6.2522	1.3815	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
provided, however, that:
(i) if the actual Share Price of such Make-Whole Fundamental Change is between two Share Prices listed in the table above under the column titled “Share Price,” or if the actual Effective Date of such Make-Whole Fundamental Change is between two Effective Dates listed in the table above in the row immediately below the title “Effective Date,” then the number of Additional Shares shall be determined by linear interpolation between the number of Additional Shares set forth for such higher and lower Share Prices, or for such earlier and later Effective Dates based on a 365 day year, as applicable;
(ii) if the actual Share Price of such Make-Whole Fundamental Change is greater than $165.00 per share (subject to adjustment in the same manner as the Share Price as provided in clause (iii) below), or if the actual Share Price of such Make-Whole Fundamental Change is less than $36.91 per share (subject to adjustment in the same manner as the Share Price as provided in clause (iii) below), then the number of Additional Shares shall be equal to zero and this Section 15.03 shall not require the Company to increase the Conversion Rate with respect to such Make-Whole Fundamental Change;

(iii) if an event occurs that requires, pursuant to this Article 15 (other than solely pursuant to this Section 15.03), an adjustment to the Conversion Rate, then, on the date and at the time such adjustment is so required to be made, each price set forth in the table above under the column titled “Share Price” shall be deemed to be adjusted so that such Share Price, at and after such time, shall be equal to the product of (1) such Share Price as in effect immediately before such adjustment to such Share Price and (2) a fraction whose numerator is the Conversion Rate in effect immediately before such adjustment to the Conversion Rate and whose denominator is the Conversion Rate to be in effect, in accordance with this Article 15, immediately after such adjustment to the Conversion Rate;
(iv) the number of Additional Shares set forth in the table above shall be adjusted in the same manner in which, and for the same events for which, the Conversion Rate is to be adjusted pursuant to Section 15.04; and
(v) in no event will the total number of Common Shares issuable upon conversion of the Notes exceed 27.0929 per $1,000 principal amount of Notes, subject to adjustment in the same manner as the Conversion Rate pursuant to Section 15.04.
(b) No later than five Business Days after the actual Effective Date of each Make-Whole Fundamental Change, the Company shall mail to each Noteholder, the Trustee and the Conversion Agent written notice of, and shall issue a press release indicating, such Effective Date and the amount by which the Conversion Rate has been so increased.
(c) Upon surrender of Notes for conversion in connection with a Make-Whole Fundamental Change pursuant to Section 15.01(b)(iii), the Company shall, at its option, satisfy the Conversion Obligation by Physical Settlement, Cash Settlement or Combination Settlement pursuant to Section 15.02(b); provided, however, that if the consideration for Common Shares in any Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change is composed entirely of cash, for any conversion of Notes following the Effective Date of such Make-Whole Fundamental Change, the Conversion Obligation shall be calculated based solely on the Share Price for the transaction and shall be deemed to be an amount equal to the Conversion Rate (as increased by any Additional Shares) multiplied by such Share Price. In such event, the Conversion Obligation will be determined and paid to holders, subject to the limitations prescribed under Section 15.06, on the third Business Day following the Conversion Date.

Section 15.04. Adjustment of Conversion Rate. The Conversion Rate shall be adjusted from time to time by the Company as follows:
(a) If the Company issues Common Shares as a dividend or distribution to all holders of the outstanding Common Shares, or if the Company effects a share split or share combination, the Conversion Rate will be adjusted based on the following formula:
where

CR0	=
the Conversion Rate in effect immediately prior to the opening of business on the Ex-Dividend Date for such dividend or distribution, or the opening of business on the effective date of such share split or share combination, as the case may be;

CR’	=
the Conversion Rate in effect immediately after the opening of business on the Ex-Dividend Date for such dividend or distribution, or the opening of business on the effective date of such share split or share combination, as the case may be;

OS0	=
the number of Common Shares outstanding immediately prior to the opening of business on the Ex-Dividend Date for such dividend or distribution, or the opening of business on the effective date of such share split or share combination, as the case may be; and

OS’	=	the number of Common Shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination, as the case may be.
Such adjustment shall become effective immediately after the opening of business on the Ex-Dividend Date for such dividend or distribution, or the effective date for such share split or share combination. If any dividend or distribution of the type described in this Section 15.04(a) is declared but not so paid or made, or the outstanding Common Shares are not split or combined, as the case may be, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, or split or combine the outstanding Common Shares, as the case may be, to the Conversion Rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

(b) In case the Company shall distribute to all or substantially all holders of its Common Shares any rights or warrants entitling them for a period of not more than 45 days from the declaration date of such distribution to subscribe for or purchase Common Shares, at a price per share less than the Last Reported Sale Price of the Common Shares on the Trading Day immediately preceding the declaration date for such distribution, the Conversion Rate shall be adjusted based on the following formula:
where

CR0	=	the Conversion Rate in effect immediately prior to the opening of business on the Ex-Dividend Date for such distribution;

CR’	=	the Conversion Rate in effect immediately after the opening of business on the Ex-Dividend Date for such distribution;

OS0	=	the number of Common Shares that are outstanding immediately prior to the opening of business on the Ex-Dividend Date for such distribution;

X	=	the total number of Common Shares issuable pursuant to such rights or warrants; and

Y	=
the number of Common Shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Last Reported Sale Prices of Common Shares over the ten consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date relating to such distribution of such rights or warrants.

Such adjustment shall be successively made whenever any such rights or warrants are distributed and shall become effective immediately after the opening of business on the Ex-Dividend Date for such distribution. The Company shall not issue any such rights or warrants in respect of Common Shares held in treasury by the Company. To the extent that the Common Shares are not delivered after the expiration of such rights or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of delivery of only the number of Common Shares actually delivered. If such rights or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such Ex-Dividend Date for such distribution had not been fixed.
In determining whether any rights or warrants entitle the holders to subscribe for or purchase Common Shares at less than such Last Reported Sale Price of the Common Shares, and in determining the aggregate offering price of such Common Shares, there shall be taken into account any consideration received by the Company for such rights or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors. In no event shall the Conversion Rate be decreased pursuant to this Section 15.04(b), except to the extent of a readjustment of the Conversion Rate pursuant to the immediately preceding paragraph.

(c) In case the Company shall distribute shares of its Capital Stock, evidences of its indebtedness or other of its assets or property other than (i) dividends or distributions as to which an adjustment was effected pursuant to Section 15.04(a) and Section 15.04(b), (ii) dividends or distributions paid exclusively in cash, and (iii) Spin-Offs to which the provisions set forth below in this Section 15.04(c) shall apply (any of such shares of Capital Stock, indebtedness, or other asset or property hereinafter in this Section 15.04(c) called the “Distributed Property”), to all or substantially all holders of its Common Shares, then, in each such case the Conversion Rate shall be adjusted based on the following formula:
where

CR0	=	the Conversion Rate in effect immediately prior to the opening of business on the Ex-Dividend Date for such distribution;

CR’	=	the Conversion Rate in effect immediately after the opening of business on the Ex-Dividend Date for such distribution;

SP0	=
the average of the Last Reported Sale Prices of the Common Shares over the ten consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=
the fair market value (as determined by the Board of Directors) of the shares of Capital Stock, evidences of indebtedness, assets or property distributed with respect to each outstanding Common Share as of the opening of business on the Ex-Dividend Date for such distribution.

Such adjustment shall become effective immediately prior to the opening of business on the Ex-Dividend Date for such distribution; provided that if “FMV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Noteholder shall receive on the date on which the Distributed Property is distributed to holders of Common Shares, for each $1,000 principal amount of Notes, the amount of Distributed Property such holder would have received had such holder owned a number of Common Shares equal to the Conversion Rate on the Record Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. If the Board of Directors determines “FMV” for purposes of this Section 15.04(c) by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Last Reported Sale Prices of the Common Shares over the ten consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution.

With respect to an adjustment pursuant to this Section 15.04(c) where there has been a dividend or other distribution on the Common Shares of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company that are listed on a United States national securities exchange (a “Spin-Off”), the Conversion Rate in effect immediately before the close of business on the tenth Trading Day immediately following, and including, the effective date of the Spin-Off will be increased based on the following formula:
where

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the tenth Trading Day immediately following, and including, the effective date of the Spin-Off;

CR’	=	the Conversion Rate in effect immediately after the close of business on the tenth Trading Day immediately following, and including, the effective date of the Spin-Off;

FMV0	=
the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Common Shares applicable to one Common Share over the first ten consecutive Trading Day period immediately following, and including, the effective date of the Spin-Off; and

MP0	=	the average of the Last Reported Sale Prices of the Common Shares over the first ten consecutive Trading Day period immediately following, and including, the effective date of the Spin-Off.
The adjustment to the Conversion Rate under the preceding paragraph shall become effective at the close of business on the tenth Trading Day immediately following, and including, the effective date of the Spin-Off; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the ten Trading Days immediately following, and including, the effective date of any Spin-Off, references in the portion of this Section 15.04(c) related to Spin-Offs to ten Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed between the effective date of such Spin-Off and the Conversion Date for such conversion.

Subject in all respect to Section 15.10, rights, options or warrants distributed by the Company to all holders of its Common Shares entitling the holders thereof to subscribe for or purchase shares of the Company’s Capital Stock, including Common Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Common Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Common Shares, shall be deemed not to have been distributed for purposes of this Section 15.04 (and no adjustment to the Conversion Rate under this Section 15.04 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 15.04(c). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex-Dividend Date with respect to new rights, options or warrants with such rights (and a termination or expiration of the existing rights, options or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 15.04 was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, the Conversion Rate shall be readjusted upon such final redemption or purchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder or holders of Common Shares with respect to such rights, options or warrants (assuming such holder had retained such rights or warrants), made to all holders of Common Shares as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.
For purposes of this Section 15.04(c), Section 15.04(a), and Section 15.04(b), any dividend or distribution to which this Section 15.04(c) is applicable that also includes Common Shares, or rights, options or warrants to subscribe for or purchase Common Shares to which Section 15.04(b) applies (or both), shall be deemed instead to be (1) a dividend or distribution of the evidences of indebtedness, assets or shares of Capital Stock other than such Common Shares or rights, options or warrants to which Section 15.04(c) applies (and any Conversion Rate adjustment required by this Section 15.04(c) with respect to such dividend or distribution shall then be made) immediately followed by (2) a dividend or distribution of such Common Shares or such rights, options or warrants (and any further Conversion Rate adjustment required by Section 15.04(a) and Section 15.04(b) with respect to such dividend or distribution shall then be made), except (A) the Ex-Dividend Date of such dividend or distribution shall be substituted as “the Ex-Dividend Date,” “the Ex-Dividend Date relating to such distribution of such rights, options or warrants” and “the Ex-Dividend Date for such distribution” within the meaning of Section 15.04(a) and Section 15.04(b) and (B) any Common Shares included in such dividend or distribution shall not be deemed “outstanding immediately prior to the Ex-Dividend Date for such dividend or distribution, or the effective date of such share split or share combination, as the case may be” within the meaning of Section 15.04(a) or “outstanding immediately prior to the Ex-Dividend Date for such dividend or distribution” within the meaning of Section 15.04(b).

In no event shall the Conversion Rate be decreased pursuant to this Section 15.04(c).
(d) (i) If any cash dividend or distribution announced by the Company or determined by the Board of Directors to be a regular cash dividend or distribution is made to all or substantially all holders of Common Shares in respect of any Applicable Period that exceeds (or has a value in U.S. dollars based on the Relevant Exchange Rate that exceeds) the Initial Dividend Threshold, the Conversion Rate shall be adjusted based on the following formula:
where

CR0	=	the Conversion Rate in effect immediately prior to the opening of business on the Ex-Dividend Date for such dividend or distribution;

CR’	=	the Conversion Rate in effect immediately after the opening of business on the Ex-Dividend Date for such dividend or distribution;

SP0	=	the Last Reported Sale Price of the Common Shares on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C	=
the amount in cash (in U.S. dollars or as converted to U.S. dollars based on the Relevant Exchange Rate) per share the Company distributes to holders of its Common Shares in excess of the Initial Dividend Threshold.

“Applicable Period” means, for each regular cash dividend or distribution, the period announced by the Board of Directors as applicable to that dividend or distribution.
“Initial Dividend Threshold” means $0.015 per share in respect of a monthly Applicable Period, and proportionally adjusted in the case of an Applicable Period that is not one calendar month (which would be $0.045 per share for a quarterly dividend or distribution, $0.09 per share for a semi-annual dividend or distribution or $0.18 per share for an annual dividend or distribution). The Initial Dividend Threshold is subject to adjustment in a manner inversely proportional to adjustments to the Conversion Rate; provided that no adjustment will be made to the Initial Dividend Threshold for any adjustment made to the Conversion Rate under this Section 15.04(d)(i) and (ii).

(ii) If any cash dividend or distribution that is not a regular cash dividend or distribution described in Section 15.04(d)(i) is made to all or substantially all holders of Common Shares, the Conversion Rate shall be adjusted based on the following formula:
where

CR0	=	the Conversion Rate in effect immediately prior to the opening of business on the Ex-Dividend Date for such dividend or distribution;

CR’	=	the Conversion Rate in effect immediately after the opening of business on the Ex-Dividend Date for such dividend or distribution;

SP0	=	the Last Reported Sale Price of the Common Shares on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C	=	the amount in cash (in U.S. dollars or as converted to U.S. dollars based on the Relevant Exchange Rate) per share the Company distributes to holders of its Common Shares.
The adjustments described in this Section 15.04(d)(i) and (ii) shall become effective immediately after the opening of business on the Ex-Dividend Date for such dividend or distribution; provided that if “C” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Noteholder shall have the right to receive on the date on which the relevant cash dividend or distribution is distributed to holders of Common Shares, for each $1,000 principal amount of Notes, the amount of cash such holder would have received had such holder owned a number of shares equal to the Conversion Rate on the Record Date for such distribution. If such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.
For the avoidance of doubt, for purposes of this Section 15.04(d)(i) and (ii), in the event of any reclassification of the Common Shares, as a result of which the Notes become convertible into more than one class of Common Shares, if an adjustment to the Conversion Rate is required pursuant to this Section 15.04(d), references in this Section to one Common Share or Last Reported Sale Price of one Common Share shall be deemed to refer to a unit or to the price of a unit consisting of the number of shares of each class of Common Share into which the Notes are then convertible equal to the numbers of shares of such class issued in respect of one Common Share in such reclassification. The above provisions of this paragraph shall similarly apply to successive reclassifications.

In no event shall the Conversion Rate be decreased pursuant to this Section 15.04(d), except as provided in the immediately succeeding sentence. In the event that any such dividend or distribution described in this Section 15.04(d) is not so made, the Conversion Rate shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. For any given cash dividend or distribution, if there is an adjustment in the Conversion Rate pursuant to Section 15.04(d)(i) for such dividend or distribution, there will be no adjustment to the Conversion Rate pursuant to Section 15.04(d)(ii) and if there is an adjustment in the Conversion Rate pursuant to Section 15.04(d)(ii) for such cash dividend or distribution, there will be no adjustment to the Conversion Rate pursuant to Section 15.04(d)(i) for such dividend or distribution.
(e) If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Common Shares and the cash and value of any other consideration included in the payment per Common Share exceeds the average of the Last Reported Sale Prices of the Common Shares over the ten consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:
where

CR0	=
the Conversion Rate in effect at the close of business on the last Trading Day of the period of ten consecutive Trading Days commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR’	=
the Conversion Rate in effect at the opening of business on the first day following the last Trading Day of the period of ten consecutive Trading Days commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Common Shares purchased in such tender or exchange offer;

OS0	=	the number of Common Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to such tender offer or exchange offer);

OS’	=	the number of Common Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and

SP’	=
the average of the Last Reported Sale Prices of Common Shares over the ten consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

Such adjustment shall become effective at the close of business on the tenth Trading Day next succeeding the date such tender or exchange offer expires; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the ten Trading Days following the date that any such tender or exchange offer expires, references in this Section 15.04(e) to ten Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed between the date that such tender or exchange offer expires and the Conversion Date for such conversion. If the Company is obligated to purchase shares pursuant to any such tender or exchange offer, but the Company is permanently prevented by applicable law from effecting any or all or any portion of such purchases or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made or had been made only in respect of the purchases that had been effected. In no event shall the Conversion Rate be decreased pursuant to this Section 15.04(e).
(f) The term “Record Date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares (or other security) have the right to receive any cash, securities or other property or in which the Common Shares (or other applicable security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).
(g) Except as stated herein, the Company shall not adjust the Conversion Rate for the issuance of Common Shares or any securities convertible into or exchangeable for Common Shares or the right to purchase its Common Shares or such convertible or exchangeable securities.
(h) Notwithstanding this Section 15.04 or any other provision of this Indenture or the Notes, if any Conversion Rate adjustment becomes effective, or any Ex-Dividend Date for any issuance, dividend or distribution (relating to a required Conversion Rate adjustment) occurs, during the period beginning on, and including, the opening of business on a Conversion Date and ending on, and including, (x) the close of business on the third Trading Day immediately following the relevant Conversion Date (if the Company elects to satisfy the related Conversion Obligation by a Physical Settlement) or (y) the close of business on the last Trading Day of a related Observation Period (in the case of any other Settlement Method), the Board of Directors shall make adjustments to the Conversion Rate and the amount of cash or number of Common Shares issuable upon conversion of the Notes, as the case may be, as is necessary or appropriate to effect the intent of this Section 15.04 and the other provisions of Article 15 and to avoid unjust or inequitable results, as determined in good faith by the Board of Directors.

(i) Notwithstanding this Section 15.04 or any other provision of this Indenture or the Notes, if a Conversion Rate adjustment becomes effective on any Ex-Dividend Date, and a holder that has converted its Notes would be treated as the record holder of the Common Shares as of the related Conversion Date as described under Section 15.02(k) based on an adjusted Conversion Rate for such Ex-Dividend Date, then, notwithstanding the Conversion Rate adjustment provisions in this Section 15.04, the Conversion Rate adjustment relating to such Ex-Dividend Date will not be made for such converting holder. Instead, such holder will be treated as if such holder were the record owner of shares on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.
(j) In addition to those required by clauses (a), (b), (c), (d) and (e) of this Section 15.04, the Company from time to time, to the extent permitted by applicable law and subject to the applicable rules of the Toronto Stock Exchange and New York Stock Exchange, to the extent that the Company’s Common Shares are listed on such stock exchanges at such time, may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Board of Directors determines that such increase would be in the Company’s best interest. In addition, the Company may also (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of Common Shares or rights to purchase Common Shares in connection with any dividend or distribution of shares (or rights to acquire shares) or similar event. Whenever the Conversion Rate is increased pursuant to the preceding sentence, the Company shall mail to the holder of each Note at its last address appearing on the Note Register provided for in Section 2.05 a notice of the increase at least 15 days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.
(k) All calculations and other determinations under this Article 15 shall be made by the Company and shall be made to the nearest one-ten thousandth (1/10,000) of a share.

(l) Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee and any Conversion Agent other than the Trustee, an Officers’ Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officers’ Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to the holder of each Note at its last address appearing on the Note Register provided for in Section 2.05 of this Indenture, within ten days of the effective date of such adjustment. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.
(m) [Intentionally Omitted]
(n) The Company shall not be required to make an adjustment to the Conversion Rate unless the adjustment would require a change of at least 1% in the Conversion Rate. If the adjustment is not made because the adjustment does not change the Conversion Rate by at least 1%, then such adjustment shall be carried forward and taken into account in any future adjustment. Notwithstanding the foregoing, on the Conversion Date upon any conversion of Notes and on each day of the related Observation Period, upon the Company’s offer to purchase the Notes following the occurrence of a Fundamental Change, a Change in Canadian Tax Law and on each of the 22 Scheduled Trading Days prior to the maturity of the Notes, all adjustments not previously made will be made.
(o) Where the Company is required to calculate Last Reported Sale Prices or Daily VWAPs pursuant to the terms of the Notes over a span of multiple days, the Company shall make appropriate adjustments to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date of the event occurs, at any time during the period such prices are to be calculated.
Section 15.05. Shares to Be Fully Paid. The Company shall provide, free from preemptive rights, out of its authorized but unissued shares, sufficient Common Shares to provide for conversion of the Notes from time to time as such Notes are presented for conversion.

Section 15.06. Effect of Reclassification, Consolidation, Merger or Sale. Upon the occurrence of (i) any reclassification or change of the outstanding Common Shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a split, subdivision or combination covered by Section 15.04(a)), (ii) any consolidation, merger or combination involving the Company, or (iii) any sale or conveyance of all or substantially all of the property and assets of the Company to any other Person, in each case as a result of which holders of Common Shares shall be entitled to receive cash, securities or other property with respect to or in exchange for such Common Shares (any such event a “Merger Event”), then:
(a) The Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture (which shall comply with the Trust Indenture Act as in force at the date of execution of such supplemental indenture if such supplemental indenture is then required to so comply) permitted under Section 11.01 providing for the conversion and settlement of the Notes as set forth in this Indenture. Such supplemental indenture shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 15. If, in the case of any Merger Event, the Reference Property includes shares of stock or other securities and assets of a Person other than the successor or purchasing Person, as the case may be, in such reclassification, change, consolidation, merger, combination, sale or conveyance, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the holders of the Notes as the Board of Directors shall reasonably consider necessary by reason of the foregoing, including, to the extent required by the Board of Directors and practicable, the provisions providing for the purchase rights set forth in Article 16 and Article 17 herein.
In the event the Company shall execute a supplemental indenture pursuant to this Section 15.06, the Company shall promptly file with the Trustee an Officers’ Certificate briefly stating the reasons therefore, the kind or amount of cash, securities or property or asset that will comprise the Reference Property after any such Merger Event, any adjustment to be made with respect thereto and that all conditions precedent have been complied with, and shall promptly mail notice thereof to all Noteholders. The Company shall cause notice of the execution of such supplemental indenture to be mailed to each Noteholder, at its address appearing on the Note Register provided for in this Indenture, within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.
(b) Notwithstanding the provisions of Section 15.02(b), and subject to the provisions of Section 15.01 and Section 15.03, at and after the effective time of such Merger Event, (i) the right to convert each $1,000 principal amount of Notes into cash, Common Shares or a combination of cash and Common Shares at the Company’s election as set forth in Section 15.02 will be changed to a right to convert such Note into cash, the kind and amount of shares of stock, securities or other property or assets (including cash or any combination thereof) that a holder of a number of Common Shares equal to the Conversion Rate immediately prior to such transaction would have owned or been entitled to receive (the “Reference Property”) or a combination of cash and Reference Property at the Company’s election and (ii) the related Conversion Obligation shall be settled as set forth under clause (c) below, it being understood and agreed that for purposes of Section 15.01(b), references therein to “the Last Reported Sale Price of the Common Shares” shall be deemed at and after the effective time of such Merger Event to be references to “the Last Reported Sale Price of a unit of Reference Property comprised of the kind and amount of shares of stock, securities or other property or assets (including cash or any combination thereof) that a holder of one Common Share immediately prior to such Merger Event would have owned or been entitled to receive based on the Weighted Average Consideration.” The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 15.06. None of the foregoing provisions shall affect the right of a holder of Notes to convert its Notes into cash, Common Shares or a combination of cash and Common Shares, as applicable, as set forth in Section 15.01 and Section 15.02 prior to the effective date of such Merger Event.
(c) With respect to each $1,000 principal amount of Notes surrendered for conversion after the effective date of any such Merger Event, the Company’s Conversion Obligation shall be settled in cash or units of Reference Property, at the Company’s election, in accordance with Section 15.02(b) as follows:
(i) (A) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by delivering solely Reference Property, the Company shall deliver to the converting Noteholder a number of units of Reference Property (each such unit comprised of the kind and amount of shares of stock, securities or other property or assets (including cash or any combination thereof) that a holder of one Common Share immediately prior to such Merger Event would have owned or been entitled to receive based on the Weighted Average Consideration) equal to (1) the aggregate principal amount of Notes to be converted, divided by $1,000, multiplied by (2) the Conversion Rate; (B) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by paying solely cash, the Company shall pay to the converting Noteholder cash in an amount, per $1,000 principal amount of Notes equal to the sum of the Daily Conversion Values for each of the 20 consecutive Trading Days during the related Observation Period, such Daily Conversion Values determined as if the reference to “the Daily VWAP of the Common Shares” in definition thereof were instead a reference to “the Daily VWAP of a unit of Reference Property comprised of the kind and amount of shares of stock, securities or other property or assets (including cash or any combination thereof) that a holder of one Common Share immediately prior to such Merger Event would have owned or been entitled to receive based on the Weighted Average Consideration”; and (C) if the Company elects to satisfy its Conversion Obligation through delivery of a combination of cash and Reference Property, the Company shall deliver in respect of each $1,000 principal amount of Notes being converted, a Settlement Amount equal to the sum of the Daily Settlement Amounts for each of the 20 consecutive Trading Days during the Observation Period for such Note, such Daily Settlement Values determined as if the reference to “the Daily VWAP of the Common Shares” in definition of Daily Conversion Value and Daily Share Amount were instead a reference to “the Daily VWAP of a unit of Reference Property comprised of the kind and amount of shares of stock, securities or other property or assets (including cash or any combination thereof) that a holder of one Common Share immediately prior to such Merger Event would have owned or been entitled to receive based on the Weighted Average Consideration.”

(ii) The Company will deliver the cash in lieu of fractional units of Reference Property as set forth pursuant to Section 15.02(c)(v) (provided that the amount of such cash shall be determined as if references in such Section to “Daily VWAP of the Common Shares” were instead a reference to “the daily volume-weighted average price of a unit of Reference Property composed of the kind and amount of shares of stock, securities or other property or assets (including cash or any combination thereof) that a holder of one Common Share immediately prior to such Merger Event would have owned or been entitled to receive based on the Weighted Average Consideration”).
(iii) The Daily Settlement Amounts (if applicable) and Daily Conversion Values (if applicable) shall be determined by the Company promptly following the last day of the Observation Period.
(iv) For purposes of this Section 15.06, the “Weighted Average Consideration” shall mean the weighted average of the types and amounts of consideration received by the holders of the Common Shares entitled to receive cash, securities or other property or assets with respect to or in exchange for such Common Shares in any Merger Event who affirmatively make such an election.
(v) The Company shall notify the holders of the Weighted Average Consideration as soon as practicable after the Weighted Average Consideration is determined.
(d) The above provisions of this Section 15.06 shall similarly apply to successive Merger Events.
(e) Notwithstanding any of the other provisions of this Section 15.06, if Noteholders would otherwise be entitled to receive, upon conversion of the Notes, Ineligible Consideration, such holders shall not be entitled to receive such Ineligible Consideration but the Company or the Successor Entity, as the case may be, shall have the right (at the sole option of the Company or the Successor Entity, as the case may be) to deliver either such Ineligible Consideration or “prescribed securities,” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied for the 2007 taxation year, with a market value equal to the market value of such Ineligible Consideration. The Company shall notify Noteholders, the Conversion Agent and the Trustee as promptly as practicable following the date it publicly announces such Merger Event but in no event less than 25 Scheduled Trading Days prior to the anticipated effective date of the Merger Event, unless the Company shall have previously agreed to a Physical Settlement of the Notes converted in connection with a Merger Event, in which case the Company shall notify all Noteholders, the Conversion Agent and the Trustee no less than 10 Scheduled Trading Days prior to the anticipated effective date of such Merger Event. Such notice shall also state the consideration into which the Notes will be convertible after the effective date of such Merger Event. After such notice, the Company or the Successor Entity, as the case may be, may not change the consideration to be delivered upon conversion of the Notes except in accordance with any provision of this Indenture, including, for greater certainty, this Section 15.06(e).

Section 15.07. Certain Covenants. (a) The Company covenants that all Common Shares issued upon conversion of Notes will be fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof.
(b) [Intentionally Omitted]
(c) The Company further covenants that if at any time the Common Shares shall be listed on any national securities exchange or automated quotation system, the Company will list and keep listed, so long as the Common Shares shall be so listed on such exchange or automated quotation system, any Common Shares issuable upon conversion of the Notes.
Section 15.08. Responsibility of Trustee. The Trustee and any other Conversion Agent shall not at any time be under any duty or responsibility to any Noteholder to determine the Conversion Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares, or of any securities, property or cash that may at any time be issued or delivered upon the conversion of any Note; and the Trustee and any other Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any Common Shares or stock certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article 15. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion

Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 15.06 relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Noteholders upon the conversion of their Notes after any event referred to in such Section 15.06 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 8.01, may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers’ Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto. Neither the Trustee nor the Conversion Agent shall be responsible for determining whether any event contemplated by Section 15.01(b) has occurred that makes the Notes eligible for conversion or no longer eligible therefor until the Company has delivered to the Trustee and the Conversion Agent the notices referred to in Section 15.01(b) with respect to the commencement or termination of such conversion rights, on which notices the Trustee and the Conversion Agent may conclusively rely, and the Company agrees to deliver such notices to the Trustee and the Conversion Agent immediately after the occurrence of any such event or at such other times as shall be provided for in Section 15.01(b).
Section 15.09. Notice to Holders Prior to Certain Actions. In case: (a) the Company shall declare a dividend (or any other distribution) on its Common Shares that would require an adjustment in the Conversion Rate pursuant to Section 15.04; or
(b) the Company shall authorize the granting to all of the holders of its Common Shares of rights, options or warrants to subscribe for or purchase any share of any class or any other rights, options or warrants; or
(c) of any reclassification of the Common Shares of the Company (other than a subdivision or combination of its outstanding Common Shares, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company; or
(d) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company;
the Company shall cause to be filed with the Trustee and to be mailed to each Noteholder at its address appearing on the Note Register, provided for in Section 2.05 of this Indenture, as promptly as possible but in any event at least 20 days prior to the applicable date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such dividend, distribution or rights, options or warrants, or, if a record is not to be taken, the date as of which the holders of Common Shares of record to be entitled to such dividend, distribution, rights, options or warrants are to be determined, or (ii) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Common Shares of record shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up.

Section 15.10. Shareholder Rights Plans. To the extent that the Company has a shareholder rights plan in effect upon conversion of the Notes that would likely have the effect of discouraging an unsolicited bid for the Company’s Common Shares and that is not approved by the Company’s Board of Directors, pursuant to such shareholder rights plan each Common Share, if any, issued upon such conversion shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Common Shares issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such shareholder rights plan or poison pill, as the same may be amended from time to time. If at the time of conversion, however, the rights have separated from the Common Shares in accordance with the provisions of the applicable shareholder rights agreement so that the holders of the Notes would not be entitled to receive any rights in respect of Common Shares, if any, issuable upon conversion of the Notes, the Conversion Rate will be adjusted at the time of separation as if the Company has distributed to all holders of Common Shares, shares of Capital Stock of the Company, evidence of indebtedness or other assets or property as provided in Section 15.04(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.
ARTICLE 16
Offer to Purchase Notes Upon a Fundamental Change
Section 16.01. Offer to Purchase Notes Upon a Fundamental Change. (a) If there shall occur a Fundamental Change at any time prior to the Maturity Date, the Company shall offer to purchase any or all of the Notes. A holder may accept that offer in respect of all of such holder’s Notes, or any portion thereof that is an integral multiple of $1,000 principal amount. The Company shall purchase such Notes on a date (the “Fundamental Change Purchase Date”) specified by the Company that is not less than 20 Business Days and not more than 35 Business Days after the date of the Fundamental Change Company Notice at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to, but excluding, the Fundamental Change Purchase Date (the “Fundamental Change Purchase Price”), unless the Fundamental Change Purchase Date is after an Interest Record Date and on or prior to the related Interest Payment Date, in which case interest accrued to the Interest Payment Date will be paid to holders of the Notes as of the preceding Interest Record Date and the Fundamental Change Purchase Price payable to the holder surrendering the Note for purchase pursuant to this Article 16 shall be equal to the principal amount of Notes subject to purchase. Purchases of Notes under this Section 16.01 shall be made, upon:
(i) delivery to the Paying Agent by a holder of a duly completed notice (the “Fundamental Change Purchase Acceptance Notice”) in the form set forth on the reverse of the Note as Exhibit C thereto on or prior to the Business Day immediately preceding the Fundamental Change Purchase Date; and
(ii) delivery or book-entry transfer of the Notes, duly endorsed for transfer, to the Paying Agent at any time after delivery of the Fundamental Change Purchase Acceptance Notice (together with all necessary endorsements) at the Corporate Trust Office of the Paying Agent, such delivery being a condition to receipt by the holder of the Fundamental Change Purchase Price therefor; provided that such Fundamental Change Purchase Price shall be so paid pursuant to this Section 16.01 only if the Note so delivered to the Paying Agent shall conform in all respects to the description thereof in the related Fundamental Change Purchase Acceptance Notice.
The Fundamental Change Purchase Acceptance Notice shall state:
(A) if certificated, the certificate numbers of Notes to be delivered for purchase;
(B) the portion of the principal amount of Notes to be purchased, which must be $1,000 or an integral multiple thereof; and
(C) that the Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes and the Indenture;
provided, however, that if the Notes are not in certificated form, the Fundamental Change Purchase Acceptance Notice must comply with appropriate Depositary procedures.
Any purchase by the Company contemplated pursuant to the provisions of this Section 16.01 shall be consummated by the payment of the Fundamental Change Purchase Price on the later of the Fundamental Change Purchase Date and the time of the book-entry transfer or delivery of the Note as described in Section 16.03(a).

Notwithstanding anything herein to the contrary, any holder delivering to the Paying Agent the Fundamental Change Purchase Acceptance Notice contemplated by this Section 16.01 shall have the right to withdraw, in whole or in part, such Fundamental Change Purchase Acceptance Notice at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 16.02 below.
The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Purchase Acceptance Notice or written notice of withdrawal thereof.
(b) On or before the twentieth day after the occurrence of the effective date of a Fundamental Change, the Company shall mail or cause to be mailed to all holders of record of the Notes a notice (the “Fundamental Change Company Notice”) of the occurrence of the effective date of the Fundamental Change and of the offer to purchase the Notes arising as a result thereof. Such mailing shall be by first class mail. The Company shall also deliver a copy of the Fundamental Change Company Notice to the Trustee, the Paying Agent and the Conversion Agent within 10 Business Days after the effective date of the Fundamental Change. Simultaneously with the provision of such notice, the Company will also publish a notice containing the information set forth in the Fundamental Change Company Notice in a newspaper of general circulation in The City of New York or publish such information on the Company’s website or through such other public medium as the Company may use at that time (including the issuance of a broadly disseminated press release). Each Fundamental Change Company Notice shall specify:
(i) the events causing the Fundamental Change;
(ii) the effective date of the Fundamental Change;
(iii) the last date on which a holder may accept the purchase offer pursuant to this Article 16, which shall be the Business Day immediately preceding the Fundamental Change Purchase Date (the “Fundamental Change Expiration Time”);
(iv) the Fundamental Change Purchase Price;
(v) the Fundamental Change Purchase Date;
(vi) the name and address of the Paying Agent and the Conversion Agent, if applicable;
(vii) if applicable, the Conversion Rate and any adjustments to the Conversion Rate;
(viii) if applicable, that the Notes with respect to which a Fundamental Change Purchase Acceptance Notice has been delivered by a holder may be converted only if the holder withdraws the Fundamental Change Purchase Acceptance Notice in accordance with the terms of this Indenture;

(ix) that the holder shall have the right to withdraw any Notes surrendered prior to the Fundamental Change Expiration Time; and
(x) the procedures that holders must follow to accept the Company’s offer to purchase their Notes.
No failure of the Company to give the foregoing notices and no defect therein shall limit the Noteholders’ purchase rights or affect the validity of the proceedings for the purchase of the Notes pursuant to this Section 16.01.
(c) Notwithstanding the foregoing, the Company shall not offer to purchase the Notes upon a Fundamental Change if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Fundamental Change Purchase Date (except in the case of an acceleration resulting from a default by the Company in the payment of the Fundamental Change Purchase Price with respect to such Notes).
(d) Notwithstanding the foregoing, the Company will not be required to make an offer to purchase the Notes if the Last Reported Sale Price per Common Share for any five Trading Days within the 10 consecutive Trading Day period ending immediately after the later of the effective date of the Fundamental Change and the public announcement of the Fundamental Change, in the case of a Fundamental Change relating to an acquisition of Capital Stock, equals or exceeds 105% of the Conversion Price in effect on each of those Trading Days.
(e) In connection with any purchase offer for a Fundamental Change, the Company will:
(i) comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act, if required under the Exchange Act and any other applicable law;
(ii) file a Schedule TO or any successor or similar schedule, if required under the Exchange Act and any other document required under applicable law; and
(iii) otherwise comply with all applicable law (including, without limitation, Canadian Securities Laws) in connection with any offer by the Company to purchase the Notes.
Section 16.02. Withdrawal of Fundamental Change Purchase Acceptance Notice. (a) A Fundamental Change Purchase Acceptance Notice may be withdrawn by means of a written notice of withdrawal delivered to the Corporate Trust Office of the Paying Agent in accordance with this Section 16.02 at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date, specifying:
(i) the certificate number, if any, of the Note in respect of which such notice of withdrawal is being submitted, or the appropriate Depositary information if the Note in respect of which such notice of withdrawal is being submitted is represented by a Global Note;

(ii) the principal amount of the Note with respect to which such notice of withdrawal is being submitted; and
(iii) the principal amount, if any, of such Note that remains subject to the original Fundamental Change Purchase Acceptance Notice, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000;
provided, however, that if the Notes are not in certificated form, the notice must comply with appropriate procedures of the Depositary.
Section 16.03. Deposit of Fundamental Change Purchase Price. (a) The Company will deposit with the Trustee (or other Paying Agent appointed by the Company, or if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust as provided in Section 5.04) on or prior to 11:00 a.m., New York City time, on the Fundamental Change Purchase Date an amount of money sufficient to purchase all of the Notes to be purchased at the appropriate Fundamental Change Purchase Price. Subject to receipt of funds and/or Notes by the Trustee (or other Paying Agent), payment for Notes surrendered for purchase (and not withdrawn prior to the Fundamental Change Expiration Time) will be made on the later of (i) the Fundamental Change Purchase Date with respect to such Note (provided the holder has satisfied the conditions in Section 16.01) and (ii) the time of book-entry transfer or the delivery of such Note to the Trustee (or other Paying Agent) by the holder thereof in the manner required by Section 16.01 by mailing checks for the amount payable to the holders of such Notes entitled thereto as they shall appear in the Note Register; provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Trustee shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Fundamental Change Purchase Price.
(b) If by 11:00 a.m., New York City time, on the Fundamental Change Purchase Date, the Trustee (or other Paying Agent) holds money sufficient to make payment on all the Notes or portions thereof that are to be purchased as a result of the corresponding Fundamental Change, then (i) such Notes will cease to be outstanding, (ii) interest will cease to accrue on such Notes, and (iii) all other rights of the holders of such Notes will terminate (other than the right to receive the Fundamental Change Purchase Price, and previously accrued but unpaid interest upon delivery of the Notes), whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the Trustee or Paying Agent.
(c) Upon surrender of a Note that is to be purchased in part pursuant to Section 16.01, the Company shall execute and the Trustee shall authenticate and deliver to the holder a new Note in an authorized denomination equal in principal amount to the unpurchased portion of the Note surrendered.

ARTICLE 17
Offer to Purchase Notes Upon a Change in Canadian Tax Law
Section 17.01. Offer to Purchase Notes Upon a Change in Canadian Tax Law. (a) If the Company is, or, on the next Interest Payment Date, would become, obligated to pay to the holder of any Note Additional Amounts as a result of any change from June 1, 2009 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change from June 1, 2009 in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination) (a “Change in Canadian Tax Law”), the Company may offer to purchase any or all of the Notes. A holder may accept that offer in respect of all of such holder’s Notes, or any portion thereof that is an integral multiple of $1,000 principal amount. The price (the “Changes in Canadian Tax Law Purchase Price”) at which the Company shall offer to purchase the Notes shall be equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the date on which the Company will purchase the Notes (the “Changes in Canadian Tax Law Purchase Date”) but without reduction for applicable Canadian Taxes (except in respect of certain Excluded Holders). The Changes in Canadian Tax Law Purchase Date will be a Business Day specified by the Company that will not be more than 60 days or less than 25 Scheduled Trading Days from the date of the Company’s Changes in Canadian Tax Law Purchase Offer. Purchases of Notes under this Section 17.01 shall be made, upon:
(i) delivery to the Paying Agent by a holder of a notice (the “Changes in Canadian Tax Law Purchase Acceptance Notice”) accepting the Company’s offer to purchase the Notes in connection with a Change in Canadian Tax Law on or prior to the Business Day immediately preceding the Changes in Canadian Tax Law Purchase Date; and
(ii) delivery or book-entry transfer of the Notes, together with all necessary endorsements, to the Paying Agent at any time after delivery of the Changes in Canadian Tax Law Purchase Acceptance Notice (together with all necessary endorsements) at the Corporate Trust Office of the Paying Agent, such delivery being a condition to receipt by the holder of the Changes in Canadian Tax Law Purchase Price therefor; provided that such Changes in Canadian Tax Law Purchase Price shall be so paid pursuant to this Section 17.01 only if the Note so delivered to the Paying Agent shall conform in all respects to the description thereof in the related Changes in Canadian Tax Law Acceptance Notice.

The Changes in Canadian Tax Law Purchase Acceptance Notice shall state:
(A) if certificated, the certificate numbers of Notes to be delivered for purchase;
(B) the portion of the principal amount of Notes to be purchased, which must be $1,000 or an integral multiple thereof; and
(C) that the Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes and the Indenture;
provided, however, that if the Notes are not in certificated form, the Changes in Canadian Tax Law Purchase Acceptance Notice must comply with appropriate Depositary procedures.
Any purchase by the Company contemplated pursuant to the provisions of this Section 17.01 shall be consummated by the payment of the Changes in Canadian Tax Law Purchase Price on the later of the Changes in Canadian Tax Law Purchase Date and the time of the book-entry transfer or delivery of the Note as described in Section 17.03(a).
Notwithstanding anything herein to the contrary, any holder delivering to the Paying Agent the Changes in Canadian Tax Law Purchase Acceptance Notice contemplated by this Section 17.01 shall have the right to withdraw, in whole or in part, such Changes in Canadian Tax Law Purchase Acceptance Notice at any time prior to the close of business on the Business Day immediately preceding the Changes in Canadian Tax Law Purchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 17.02 below.
The Paying Agent shall promptly notify the Company of the receipt by it of any Changes in Canadian Tax Law Purchase Acceptance Notice or written notice of withdrawal thereof.
(b) The Company shall mail or cause to be mailed to all holders of record of the Notes any offer to purchase the Notes (the “Changes in Canadian Tax Law Purchase Offer”) in connection with a Change in Canadian Tax Law. Such mailing shall be by first class mail. The Company shall also deliver a copy of the Changes in Canadian Tax Law Purchase Offer to the Trustee, the Paying Agent and the Conversion Agent. Simultaneously with the provision of such notice, the Company will also publish a notice containing the information set forth in the Changes in Canadian Tax Law Purchase Offer in a newspaper of general circulation in The City of New York or publish such information on the Company’s website or through such other public medium as the Company may use at that time (including the issuance of a broadly disseminated press release). Each Changes in Canadian Tax Law Purchase Offer shall specify:
(i) the last date on which a holder may accept the purchase offer pursuant to this Article 17, which shall be the Business Day immediately preceding the Changes in Canadian Tax Law Purchase Date (the “Changes in Canadian Tax Law Expiration Time”);

(ii) the Changes in Canadian Tax Law Purchase Price;
(iii) the Changes in Canadian Tax Law Purchase Date;
(iv) the name and address of the Paying Agent and the Conversion Agent, if applicable;
(v) that the holder shall have the right to withdraw any Notes surrendered prior to the Changes in Canadian Tax Law Expiration Time;
(vi) the procedures that holders must follow to accept the Company’s offer to purchase their Notes; and
(vii) the Conversion Rate.
No failure of the Company to give the foregoing notices and no defect therein shall limit the Noteholders’ purchase rights or affect the validity of the proceedings for the purchase of the Notes pursuant to this Section 17.01.
(c) Notwithstanding the foregoing, the Company shall not offer to purchase the Notes upon a Change in Canadian Tax Law if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Changes in Canadian Tax Law Purchase Date (except in the case of an acceleration resulting from a default by the Company in the payment of the Changes in Canadian Tax Law Purchase Price with respect to such Notes).
(d) In connection with any purchase offer for a Change in Canadian Tax Law, the Company will:
(i) comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act, if required under the Exchange Act and any other applicable law;
(ii) file a Schedule TO or any successor or similar schedule, if required under the Exchange Act and any other document required under applicable law; and
(iii) otherwise comply with all applicable law (including, without limitation, Canadian Securities Laws) in connection with any offer by the Company to purchase the Notes.
(e) If a holder does not accept the Company’s offer to purchase Notes for a Change in Canadian Tax Law, and also elects not to convert its Notes pursuant to Section 15.01(b)(v), such holder will no longer be entitled to receive Additional Amounts on such Notes in accordance with Article 18, and any payments the Company makes on the Notes to such holders will be net of any required withholding amounts or deductions, following the Changes in Canadian Tax Law Purchase Date.

Section 17.02. Withdrawal of Changes in Canadian Tax Law Purchase Acceptance Notice. (a) A Changes in Canadian Tax Law Purchase Acceptance Notice may be withdrawn by means of a written notice of withdrawal delivered to the Corporate Trust Office of the Paying Agent in accordance with this Section 17.02 at any time prior to the close of business on the Business Day immediately preceding the Changes in Canadian Tax Law Purchase Date, specifying:
(i) the certificate number, if any, of the Note in respect of which such notice of withdrawal is being submitted, or the appropriate Depositary information if the Note in respect of which such notice of withdrawal is being submitted is represented by a Global Note;
(ii) the principal amount of the Note with respect to which such notice of withdrawal is being submitted; and
(iii) the principal amount, if any, of such Note that remains subject to the original Changes in Canadian Tax Law Purchase Acceptance Notice, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000;
provided, however, that if the Notes are not in certificated form, the notice must comply with appropriate procedures of the Depositary.
Section 17.03. Deposit of Changes in Canadian Tax Law Purchase Price. (a) The Company will deposit with the Trustee (or other Paying Agent appointed by the Company, or if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust as provided in Section 5.04) on or prior to 11:00 a.m., New York City time, on the Changes in Canadian Tax Law Purchase Date an amount of money sufficient to purchase all of the Notes to be purchased at the appropriate Changes in Canadian Tax Law Purchase Price. Subject to receipt of funds and/or Notes by the Trustee (or other Paying Agent), payment for Notes surrendered for purchase (and not withdrawn prior to the Changes in Canadian Tax Law Expiration Time) will be made on the later of (i) the Changes in Canadian Tax Law Purchase Date with respect to such Note (provided the holder has satisfied the conditions in Section 17.01) and (ii) the time of book-entry transfer or the delivery of such Note to the Trustee (or other Paying Agent) by the holder thereof in the manner required by Section 17.01 by mailing checks for the amount payable to the holders of such Notes entitled thereto as they shall appear in the Note Register; provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Trustee shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Changes in Canadian Tax Law Purchase Price.

(b) If by 11:00 a.m. New York City time, on the Changes in Canadian Tax Law Purchase Date, the Trustee (or other Paying Agent) holds money sufficient to make payment on all the Notes or portions thereof that are to be purchased as a result of the corresponding Change in Canadian Tax Law, then (i) such Notes will cease to be outstanding, (ii) interest, will cease to accrue on such Notes, and (iii) all other rights of the holders of such Notes will terminate (other than the right to receive the Changes in Canadian Tax Law Purchase Price and previously accrued but unpaid interest upon delivery of the Notes), whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the Trustee or Paying Agent.
(c) Upon surrender of a Note that is to be purchased in part pursuant to Section 17.01, the Company shall execute and the Trustee shall authenticate and deliver to the holder a new Note in an authorized denomination equal in principal amount to the unpurchased portion of the Note surrendered.
ARTICLE 18
Additional Amounts
Section 18.01. Additional Amounts. (a) The Company shall make all payments or deliveries on account of the Notes (whether upon conversion, purchase, maturity or otherwise, and whether in cash, Common Shares, Reference Property or otherwise) without withholding or deducting on account of any present or future duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having the power to tax (“Canadian Taxes”), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct Canadian Taxes. If the Company is required to withhold or deduct any amount on account of Canadian Taxes, the Company shall make such withholding or deduction and pay as additional interest the additional amounts (“Additional Amounts”) necessary so that the net amount received by each holder of Notes after the withholding or deduction (including with respect to Additional Amounts) will not be less than the amount the holder would have received if the Canadian Taxes had not been withheld or deducted. The Company shall make a similar payment of Additional Amounts to holders of Notes (other than Excluded Holders) that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding or deduction.
(b) The Company shall remit the amount it withholds or deducts to the relevant authority. Additional Amounts shall be paid in cash on an Interest Payment Date, on the Maturity Date, on any Purchase Date or on a Conversion Date.

(c) The Company shall furnish to the Trustee, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, evidence that such payment has been made. The Company shall indemnify and hold harmless each holder of Notes (other than an Excluded Holder or with respect to Excluded Taxes) and upon written request reimburse each such holder for the amount of (i) any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes to the extent the holder is unable to obtain a refund of such taxes paid by the holder, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Canadian Taxes levied or imposed and paid by such holder with respect to any reimbursement under (i) and (ii) above, but excluding any Excluded Taxes.
(d) Notwithstanding the foregoing, upon any offer to purchase Notes in connection with a Change in Canadian Tax Law pursuant to Section 17.01, holders of Notes who elect not to have their Notes purchased by the Company will no longer be entitled to receive Additional Amounts on such Notes, and any payments the Company makes on the Notes to such holders will be net of any required withholding amounts or deductions, following the Changes in Canadian Tax Law Purchase Date.
Section 18.02. Excluded Holders and Excluded Taxes. Notwithstanding the foregoing, no Additional Amounts shall be payable with respect to a payment made to a holder or former holder of Notes (an “Excluded Holder”) in respect of the beneficial owner thereof:
(a) with which the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;
(b) that is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation or administrative practice as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirements which applies generally to holders of Notes who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, the Company shall give written notice, in the manner provided in the Indenture, to the Trustee and the holders of the Notes then outstanding of such imposition or change, as the case may be, and provide the Trustee and such holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirements);

(c) that would not have been subject to such Canadian Taxes but for the existence of any present or former connection between the relevant holder (or between a fiduciary, settler, beneficiary, member or shareholder of, or possessor of power over the relevant holder, if the relevant holder is an estate, nominee, trust, partnership, limited liability company or corporation) and the taxing jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the taxing jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Note or the enforcement of any rights in respect of such Note or the receipt of any payment in respect thereof;
(d) except in the case of the Company’s liquidation, dissolution or winding up that is subject to such Canadian Taxes in connection with a Note presented for payment (where presentation is permitted or required for payment) by or on behalf of a holder who would have been able to avoid such tax by presenting the relevant Note to, or otherwise accepting payment from, another Paying Agent appointed by the Company;
(e) for any Canadian Taxes payable otherwise than by withholding or deduction, except as provided above;
(f) that is a fiduciary or partnership or any Person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settler with respect to such fiduciary, a member of such partnership or any Person other than the sole beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settler, member or beneficial owner been the holder of the Note; or
(g) any combination of the above,
and no Additional Amounts will be payable with respect to any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (the “Excluded Taxes”).
ARTICLE 19
Miscellaneous Provisions
Section 19.01. Provisions Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in this Indenture shall bind its successors and assigns whether so expressed or not.
Section 19.02. Official Acts by Successor. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

Section 19.03. Addresses for Notices, Etc. Any notice or demand that by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Noteholders on the Company shall be deemed to have been sufficiently given or made, for all purposes if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box or sent by overnight delivery addressed (until another address is filed by the Company with the Trustee) to Goldcorp Inc., Suite 3400, 666 Burrard St., Vancouver, British Columbia V6C 2X8 Canada, or by fax to 604-696-3090, in any case to the attention of the Vice President, General Counsel. Any notice, direction, request or demand hereunder to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed to the Corporate Trust Office.
The Trustee, by notice to the Company, may designate additional or different addresses for subsequent notices or communications.
Any notice or communication mailed to a Noteholder shall be mailed to it by first class mail, postage prepaid, at its address as it appears on the Note Register and shall be sufficiently given to it if so mailed within the time prescribed.
Failure to mail a notice or communication to a Noteholder or any defect in it shall not affect its sufficiency with respect to other Noteholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.
In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice to holders by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.
Section 19.04. Governing Law. THIS INDENTURE AND EACH NOTE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF NEW YORK, AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF NEW YORK.
Section 19.05. Evidence of Compliance with Conditions Precedent; Certificates and Opinions of Counsel to Trustee. Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, other than in connection with the actions referred to in Section 2.04, the Company shall, if requested by the Trustee, furnish to the Trustee an Officers’ Certificate stating that such action is permitted by the terms of this Indenture.

Each Officers’ Certificate provided for by or on behalf of the Company in this Indenture and delivered to the Trustee with respect to compliance with this Indenture (other than the Officers’ Certificates provided for in Section 5.08) shall include (a) a statement that the Person making such certificate is familiar with the requested action and this Indenture; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statement contained in such certificate is based; (c) a statement that, in the judgment of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed judgment as to whether or not such action is permitted by this Indenture; and (d) a statement as to whether or not, in the judgment of such Person, such action is permitted by this Indenture.
Notwithstanding anything to the contrary in this Section 19.05, if any provision in this Indenture specifically provides that the Trustee shall or may receive an Opinion of Counsel in connection with any action to be taken by the Trustee or the Company hereunder, the Trustee shall be entitled to, or entitled to request, such Opinion of Counsel.
Section 19.06. Legal Holidays. In any case where any Interest Payment Date, Purchase Date, Conversion Date or Maturity Date is not a Business Day, then any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no interest shall accrue for the period from and after such date.
Section 19.07. No Security Interest Created. Nothing in this Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.
Section 19.08. Trust Indenture Act. This Indenture is hereby made subject to, and shall be governed by, the provisions of the Trust Indenture Act required to be part of and to govern indentures qualified under the Trust Indenture Act upon such qualification; provided that this Section 19.08 shall not require that this Indenture or the Trustee be qualified under the Trust Indenture Act prior to the time such qualification is in fact required under the terms of the Trust Indenture Act, nor shall it constitute any admission or acknowledgment by any party hereto that any such qualification is required prior to the time such qualification is in fact required under the terms of the Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof that is required to be included in an indenture qualified under the Trust Indenture Act, such required provision shall control.
Section 19.09. Benefits of Indenture. Nothing in this Indenture or in the Notes, expressed or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Conversion Agent, any authenticating agent, any Note Registrar and their successors hereunder or the Noteholders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 19.10. Table of Contents, Headings, Etc. The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.
Section 19.11. Authenticating Agent. The Trustee may appoint an authenticating agent that shall be authorized to act on its behalf and subject to its direction in the authentication and delivery of Notes in connection with the original issuance thereof and transfers and exchanges of Notes hereunder, including under Section 2.04, Section 2.05, Section 2.07, Section 11.04, Section 16.03 and Section 17.03 as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those Sections to authenticate and deliver Notes. For all purposes of this Indenture, the authentication and delivery of Notes by the authenticating agent shall be deemed to be authentication and delivery of such Notes “by the Trustee” and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement hereunder or in the Notes for the Trustee’s certificate of authentication. Such authenticating agent shall at all times be a Person eligible to serve as trustee hereunder pursuant to Section 8.09.
Any corporation or other entity into which any authenticating agent may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, consolidation or conversion to which any authenticating agent shall be a party, or any corporation or other entity succeeding to the corporate trust business of any authenticating agent, shall be the successor of the authenticating agent hereunder, if such successor corporation or other entity is otherwise eligible under this Section 19.11, without the execution or filing of any paper or any further act on the part of the parties hereto or the authenticating agent or such successor corporation or other entity.
Any authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any authenticating agent by giving written notice of termination to such authenticating agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any authenticating agent shall cease to be eligible under this Section 19.11, the Trustee may appoint a successor authenticating agent (which may be the Trustee), shall give written notice of such appointment to the Company and shall mail notice of such appointment to all Noteholders as the names and addresses of such holders appear on the Note Register.
The Company agrees to pay to the authenticating agent from time to time reasonable compensation for its services although the Company may terminate the authenticating agent, if it determines such agent’s fees to be unreasonable.
The provisions of Section 8.02, Section 8.03, Section 8.04, Section 9.03 and this Section 19.11 shall be applicable to any authenticating agent.

If an authenticating agent is appointed pursuant to this Section 19.11, the Notes may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:
                                        ,
as Authenticating Agent, certifies that this is one of the Notes described in the within-named Indenture.

By:
Authorized Officer
Section 19.12. Execution in Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.
Section 19.13. Severability. In the event any provision of this Indenture or in the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.
Section 19.14. Waiver of Jury Trial. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.
Section 19.15. Consent to Jurisdiction; Consent to Service of Process.
(a) The Company hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or federal court of the United States sitting in the State and City of New York, County and Borough of Manhattan, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Indenture or the Notes, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such state court sitting in the State and City of New York, County and Borough of Manhattan or, to the extent permitted by law, in such federal court sitting in the State and City of New York, County and Borough of Manhattan. The Company further irrevocably consents to the service of process in any action or proceeding in such courts by the mailing thereof by any parties thereto by registered or certified mail, postage prepaid, to the Company at Corporation Service Company, Suite 3100, 1133 Avenue of the Americas, New York, NY, 10036. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) The Company hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Indenture or the Notes in any New York State or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
Section 19.16. Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.
Section 19.17. Currency Indemnity. U.S. dollars are the sole currency of account and payment for all sums payable by us in cash under or in connection with the Notes, including damages. Any amount received or recovered in a currency other than U.S. dollars (as a result of, or through the enforcement of, a judgment or order of a court of any jurisdiction, in the Company’s winding-up or dissolution or otherwise) by any holder of a Note in respect of any sum expressed to be due to it from the Company will only constitute a discharge to the Company to the extent of the U.S. dollar amount that the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under any Note, the Company shall indemnify such holder against any loss sustained by it as a result; and if the amount of U.S. dollars so purchased is greater than the sum originally due to such holder, such holder will, by accepting a Note, be deemed to have agreed to repay such excess. In any event, the Company shall indemnify the recipient against the cost of making any such purchase.

Section 19.18. Calculations. Except as otherwise provided in the Indenture, the Company shall be responsible for making all calculations called for under the Notes. These calculations include, but are not limited to, determinations of the Last Reported Sale Prices, Daily VWAPs, accrued interest payable on the Notes and the Conversion Rate. The Company shall make all these calculations in good faith and, absent manifest error, the calculations shall be final and binding on holders of Notes. The Company shall provide a schedule of its calculations to each of the Trustee and the Conversion Agent, and each of the Trustee and Conversion Agent is entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification. The Trustee will forward the Company’s calculations to any holder of Notes upon the written request of that holder.
Section 19.19. U.S.A. Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with all such information as it may request in order to satisfy the requirements or its obligations under such act.
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IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

GOLDCORP INC.
By:	“Lindsay Hall”
	Name:	Lindsay Hall
	Title:	Executive VP, CFO

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee
By:	“Raymond Delli”
	Name:	Raymond Delli
	Title:	Vice President

EXHIBIT A
[FORM OF FACE OF NOTE]
[INCLUDE IF A GLOBAL NOTE]
[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]
[INCLUDE IF A RESTRICTED SECURITY]
[THIS SECURITY AND THE COMMON SHARES, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:
(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND
(2) AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:
(A) TO GOLDCORP INC. OR ANY SUBSIDIARY THEREOF, OR

1

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR
(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR
(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.
PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.]

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GOLDCORP INC.
2.00% Convertible Senior Note due 2014

No.	Initially $

CUSIP No. 380956 AA0
Goldcorp Inc., a corporation duly organized and validly existing under the laws of the Province of Ontario (herein called the “Company,” which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to CEDE & CO., or registered assigns, the principal sum of                      DOLLARS (which amount may from time to time be increased or decreased to such other principal amounts as permitted by the Indenture by adjustments made on the records of the Trustee or the Custodian of the Depositary as set forth in Schedule A hereto, in accordance with the rules and procedures of the Depositary) on August 1, 2014, and interest thereon as set forth below.
This Note shall bear interest at the rate of 2.00% per year (subject to increase pursuant to Section 7.01, Section 14.01 and Section 18.01 of the Indenture) from June 5, 2009, or from the most recent date to which interest had been paid or provided for to, but excluding, the next scheduled Interest Payment Date until August 1, 2014. Interest is payable semi-annually in arrears on each February 1 and August 1, commencing February 1, 2010, to holders of record at the close of business on the preceding January 15 and July 15 (whether or not such day is a Business Day), respectively.
The Company will pay interest on overdue principal, and, to the extent lawful, on overdue interest, in each case at a rate of 2.00% per annum. Interest not paid when due and any interest on principal or interest not paid when due will be paid to Holders on a special record date, which will be the 15th day preceding the day fixed by the Company for the payment of such interest, whether or not such day is a Business Day. At least 15 days before a special record date, the Company will send to each Holder and to the Trustee a notice that sets forth the special record date, the payment date and the amount of interest to be paid.
Payment of the principal of, and accrued and unpaid interest on, this Note shall be made at the office or agency of the Company maintained for that purpose in such lawful money of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts; provided, however, that interest may be paid by check mailed to such holder’s address as it appears in the Note Register; provided further, however, that, with respect to any Noteholder with an aggregate principal amount in excess of $5,000,000, at the application of such holder in writing to the Trustee and Paying Agent (if different from the Trustee) not later than the relevant Interest Record Date, accrued and unpaid interest on such holder’s Notes shall be paid by wire transfer in immediately available funds to such holder’s account in the United States, which application shall remain in effect until the Noteholder notifies the Trustee and Paying Agent to the contrary; provided that any payment to the Depositary or its nominee shall be paid by wire transfer in immediately available funds in accordance with the wire transfer instruction supplied by the Depositary or its nominee from time to time to the Trustee and Paying Agent (if different from Trustee).

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Reference is made to the further provisions of this Note set forth on the reverse hereof, including, without limitation, provisions giving the holder of this Note the right to convert this Note into cash, Common Shares or a combination of cash and Common Shares, as applicable, on the terms and subject to the limitations set forth in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.
This Note shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.
This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.
[Remainder of page intentionally left blank]

4

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

GOLDCORP INC.

By:

Name:
Title:

Dated:
TRUSTEE’S CERTIFICATE OF AUTHENTICATION
WELLS FARGO BANK, NATIONAL ASSOCIATION
as Trustee, certifies that this is one of the Notes described in the within-named Indenture.

By:
Authorized Officer

5

[FORM OF REVERSE OF NOTE]
GOLDCORP INC.
2.00% Convertible Senior Note due 2014
This Note is one of a duly authorized issue of the Notes of the Company, designated as its 2.00% Convertible Senior Notes due 2014 (herein called the “Notes”), all issued or to be issued under and pursuant to an Indenture dated as of June 5, 2009 (herein called the “Indenture”), between the Company and Wells Fargo Bank, National Association (herein called the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Notes. Additional Notes may be issued in an unlimited aggregate principal amount, subject to certain conditions specified in the Indenture.
In case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal of and accrued and unpaid interest, if any, on all Notes may be declared, by either the Trustee or Noteholders of not less than 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.
Subject to the terms and conditions of the Indenture, the Company will make all payments and deliveries in respect of the Fundamental Change Purchase Price, the Changes in Canadian Tax Law Purchase Price, and the principal amount on the Maturity Date, as the case may be, to the holder who surrenders a Note to a Paying Agent to collect such payments in respect of the Note. The Company will pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.
The Indenture contains provisions permitting the Company and the Trustee in certain circumstances, without the consent of the holders of the Notes, and in other circumstances, with the consent of the holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Notes as described therein. It is also provided in the Indenture that, subject to certain exceptions, the holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the holders of all of the Notes waive any past Default or Event of Default under the Indenture and its consequences.
No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and accrued and unpaid interest, if any, on this Note at the place, at the respective times, at the rate and in the lawful money herein prescribed.

6

The Notes are issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. At the office or agency of the Company referred to on the face hereof, and in the manner and subject to the limitations provided in the Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or Trustee, with payment of a sum sufficient to cover any tax, assessments or other governmental charges that may be imposed in connection therewith as a result of the name of the Noteholder of the new Notes issued upon such exchange of Notes being different from the name of the Noteholder of the old Notes surrendered for such exchange.
The Notes are not subject to redemption through the operation of any sinking fund or otherwise.
Upon the occurrence of a Fundamental Change, the Company will offer to purchase any and all of the Notes. The holder has the right, at such holder’s option, to accept such offer and require the Company to purchase for cash all of such holder’s Notes or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Fundamental Change Purchase Date at a price equal to the Fundamental Change Purchase Price.
In connection with a Change in Canadian Tax Law, the Company may offer to purchase any and all of the Notes. Upon such offer, the holder has the right, at such holder’s option, to accept such offer and require the Company to purchase for cash all of such holder’s Notes or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Changes in Canadian Tax Law Purchase Date at a price equal to the Changes in Canadian Tax Law Purchase Price.
Subject to the provisions of the Indenture, the holder hereof has the right, at its option, during certain periods and upon the occurrence of certain conditions specified in the Indenture, prior to the close of business on the Business Day immediately preceding the Maturity Date, to convert any Notes or portion thereof that is $1,000 or an integral multiple thereof, into, at the option of the Company, cash, Common Shares or a combination of cash and Common Shares at a Conversion Rate specified in the Indenture, as adjusted from time to time as provided in the Indenture.
Terms used in this Note and defined in the Indenture are used herein as therein defined.

7

ABBREVIATIONS
The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:
TEN COM = as tenants in common
UNIF GIFT MIN ACT = Uniform Gifts to Minors Act
CUST = Custodian
TEN ENT = as tenants by the entireties
JT TEN = joint tenants with right of survivorship and not as tenants in common
Additional abbreviations may also be used though not in the above list.

8

SCHEDULE A
GOLDCORP INC.
2.00% Convertible Senior Notes due 2014
The initial principal amount of this Global Note is $                    . The following increases or decreases in this Global Note have been made:

			Principal Amount of	Signature of
			this Global Note	authorized
	Amount of decrease	Amount of increase	following such	signatory of
	in Principal Amount	in Principal Amount	decrease or	Trustee or
Date of Exchange	of this Global Note	of this Global Note	increase	Custodian

9

ATTACHMENT 1
[FORM OF NOTICE OF CONVERSION]
To: GOLDCORP INC.
The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is $1,000 principal amount or an integral multiple thereof) below designated, into Common Shares and the Company, at its election, may deliver cash, Common Shares or a combination of cash and Common Shares in accordance with the terms of the Indenture referred to in this Note, and directs that any Common Shares issuable and deliverable upon such conversion, together with any cash and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered holder hereof unless a different name has been indicated below. If any Common Shares or any portion of this Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Any amount required to be paid to the undersigned on account of interest accompanies this Note.

Dated:

Signature(s)

Signature Guarantee
Signature(s) must be guaranteed
by an eligible Guarantor Institution
(banks, stock brokers, savings and
loan associations and credit unions)
with membership in an approved
signature guarantee medallion program
pursuant to Securities and Exchange
Commission Rule 17Ad-15 if
Common Shares are to be issued, or
Notes to be delivered, other than
to and in the name of the registered holder.

1

Fill in for registration of shares if
to be issued, and Notes if to
be delivered, other than to and in the
name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code)
Please print name and address

Principal amount to be converted (if less than all):
$ ,000

NOTICE: The above signature(s) of the holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer Identification Number

2

ATTACHMENT 2
[FORM OF FUNDAMENTAL CHANGE PURCHASE ACCEPTANCE NOTICE]
To: GOLDCORP INC.
The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Goldcorp Inc. (the “Company”) as to the occurrence of a Fundamental Change with respect to the Company, offering to purchase the Notes and specifying the Fundamental Change Purchase Date. The undersigned registered owner of this Note hereby accepts the Company’s offer to purchase the Notes and instructs the Company to pay to the registered holder hereof in accordance with the applicable provisions of the Indenture referred to in this Note (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) below designated, and (2) if such Fundamental Change Purchase Date does not fall during the period after an Interest Record Date and on or prior to the Business Day after the corresponding Interest Payment Date, accrued and unpaid interest thereon to, but excluding, such Fundamental Change Purchase Date.
In the case of certificated Notes, the certificate numbers of the Notes to be purchased are as set forth below:

Dated:

Signature(s)

Social Security or Other Taxpayer Identification Number

Principal amount to be repaid (if less than all):
$_____,000

NOTICE: The above signature(s) of the holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

1

ATTACHMENT 3
[FORM OF CHANGES IN CANADIAN TAX LAW
PURCHASE ACCEPTANCE NOTICE]
To: GOLDCORP INC.
The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Goldcorp Inc. (the “Company”) as to the occurrence of a Change in Canadian Tax Law with respect to the Company, offering to purchase the Notes and specifying the Changes in Canadian Tax Law Purchase Date. The undersigned registered owner of this Note hereby accepts the Company’s offer to purchase the Notes and instructs the Company to pay to the registered holder hereof in accordance with the applicable provisions of the Indenture referred to in this Note (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) below designated, and (2) if such Changes in Canadian Tax Law Purchase Date does not fall during the period after an Interest Record Date and on or prior to the Business Day after the corresponding Interest Payment Date, accrued and unpaid interest thereon to, but excluding, such Fundamental Change Purchase Date.
In the case of certificated Notes, the certificate numbers of the Notes to be purchased are as set forth below:

Dated:

Signature(s)

Social Security or Other Taxpayer Identification Number

Principal amount to be repaid (if less than all):
$ ,000
NOTICE: The above signature(s) of the holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

1

ATTACHMENT 4
[FORM OF ASSIGNMENT AND TRANSFER]
For value received                                          hereby sell(s), assign(s) and transfer(s) unto                                          (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints                                                                                    attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.
In connection with any transfer of the within Note occurring prior to the Resale Restriction Termination Date, as defined in the Indenture governing such Note, the undersigned confirms that such Note is being transferred:
To Goldcorp Inc. or a subsidiary thereof; or
Pursuant to the registration statement that has become or been declared effective under the Securities Act of 1933, as amended; or
Pursuant to and in compliance with Rule 144A under the Securities Act of 1933, as amended; or
Pursuant to and in compliance with Rule 144 under the Securities Act of 1933, as amended; or
Pursuant to another available exemption from registration under the Securities Act of 1933, as amended.
In connection with any transfer of the within Note at any time prior to conversion, to or for the benefit of a Canadian or a person resident in Canada, the undersigned confirms that such Note is being transferred:
Pursuant to an available prospectus and registration exemption under applicable Canadian securities laws.

1

Dated:

Signature(s)

Signature Guarantee
Signature(s) must be guaranteed by an
eligible Guarantor Institution (banks, stock
brokers, savings and loan associations and
credit unions) with membership in an approved
signature guarantee medallion program pursuant
to Securities and Exchange Commission
Rule 17Ad-15 if Notes are to be delivered, other
than to and in the name of the registered holder.
NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

2